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08003290

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeroflot Russian Int'l Airlines

*CURRENT ADDRESS

PROCESSED
JUN 18 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04592 FISCAL YEAR 12-31-07

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: dlw

DAT : 6/17/08

(82-4592)

12-31-07
AR/S

ANNUAL REPORT

Joint Stock Company

Aeroflot – Russian Airlines»

2007

(in accordance with Russian Accounting Standards)

Aeroflot Russian Intl airlines

Moscow, 2008

Contents Structure

1. Airline background in brief

Joint stock company «Aeroflot – Russian Airlines» is the one largest airline in Russia as well as in the region of the Commonwealth of Independent States (CIS). In 2007 Aeroflot alone carried over 8 million passengers and together with its affiliated airlines – over 10 million that is roughly about a quarter of the total number of passengers of the Russian civil aviation.

Aeroflot is one of the oldest airlines in the world and one of the most popular commercial brands. On February 9, 2008 Aeroflot along with the native civil aviation celebrated its 85th anniversary. The Airline is based in Moscow, in the international airport Sheremetyevo.

The Airline provides own services to 96 destinations in 49 countries around the world. Aeroflot operates one of the most modern aircraft fleets in Europe. As of the beginning of 2008 aircraft fleet of the Airline was comprised of 87 modern airliners, 45 of those being Airbus and Boeing make with the average age of 4 years.

Aeroflot is a member of the global airlines alliance SkyTeam partnering eleven Members and three Associate Airlines. Alliance common hub network covers 841 destinations in 162 countries worldwide that provides SkyTeam Member airlines' passengers actually limitless options of travel arrangements.

In 2007 Aeroflot renewed the operator certificate of international aviation safety standard IOSA (IATA Operational Safety Audit) under newly introduced, more strict rules. IOSA certification is a generally recognized mechanism of enhancing safety of the Airline operation enabling it to cooperate with world major air carriers on equal terms.

Aeroflot's strategy provides for setting up a leading network airline combining an extensive domestic route network with broad opportunities of an international networks both of Aeroflot's and of the global airlines alliance SkyTeam.

JSC "Aeroflot" has been included in the List of Strategic Enterprises and Strategic Companies as approved by the Order of the President of the Russian Federation of 04.08.2004, № 1009.

2. Key performance indicators

Performance indicators	2007	2006	Variance
Passengers carried, millions	8.2	7.3	112%
Cargo and mail carried, thousand tons	95.9	145.3	66%
Passenger turnover achieved, billion PKM	24.7	22.4	110.1%
Tonne-kilometers achieved, billion TKM	2.7	2.9	93.3%
Passenger load factor, %	70.3	70.1	0.2
Enplaned traffic, %	55.7	57.7	-2.0
Average count of staff, persons	14 394	14 525	99.1%
Number of aircraft in the fleet at the year end	87	93	-6

Financial indicators	2007	2006	Variance
Operating revenue, billion rubles	77.09	71.35	108%
Revenue from passenger, cargo, mail traffic, billion rubles.	63.6	61.6	103.3%
Profit before taxation, billion rubles	10.7	11.4	94.0%
Net profit, billion rubles	6.1	8.0	77.1%
Net wealth at the year end, billion rubles	30.6	26.8	114.1%
Overall investments, billion rubles	2 346	1 028	228.2%

Company worth indicators	2007	2006	Variance
Net profit per one share, rubles.	5.5	7.2	76.4%
Market capitalization at the year end, million USD	4 109	2 418	169.9%
Cost/profit ratio per one share	17.3	8.2	210.9%

3. Address of the Chairman of the Board of Directors

Dear Colleagues!

Past year has become a year of a real test of Russian Civil Aviation's maturity. It was reach of trials, but at the same time of good opportunities, among which the continued economic growth, and the steady political situation in Russia should be mentioned in the first place. Today we can say that Aeroflot has passed the test with honor having proved the title of the Russian "number one" airline being not only the largest in the country, but also the airline of highest quality by nearly every performance indicator. Such is the consistent result of the efficient use of the available opportunities, flexible response to the economic situation in Russia and worldwide.

JSC "Aeroflot – Russian Airlines" has been operating in high competition market in the interests of its shareholders the main of which is the Government. The achievements of the Airline have a special importance for the whole of the country economic complex, Russian society in general. During 2007, Aeroflot showed good results in operational and financial and business performance having raised considerably the standards of the number of its positions. Due to that Aeroflot remains the largest taxpayer in the industry. During the past year the Airline has paid to budgets of all levels taxes in the amount of 10.3 billion rubles.

The capitalization of the Company has gone sizable up having exceeded $4 billion USD. Along with the factor of the overall growth of the Russian economy, a strong impact on this indicator was made by the renewal of the Aeroflot aircraft fleet, high quality of production activity, corporate administration and financial management. Reliability of Aeroflot that system of quality control and level of operations safety conform to the highest international standards is also of considerable importance here.

A lot has been accomplished, but no less is still to be done. Aeroflot has been building a model of a network airline capable to take the opportunity of the transit potential of Russia in full.

One of the Aeroflot's strategic targets is the consolidation of the Russian aviation industry that lacks competitiveness because of its dissociation. The implementation of the project will allow setting up a reliable air communication system and will ensure a stable aircraft market for the Russian aircraft industry! Aeroflot has always been a socially responsible company and is convinced that travel by air must become affordable for Russian people in the terms of real life.

Past year performance of the Airline shows that the recovery in the Russian aviation industry has turned into a steady trend. It is rather evident that as the industry leader Aeroflot has been operating and developing on the surge of this process. Our current target is to identify best ways of the Aeroflot's further development that would provide the highest returns to Aeroflot, its customers and shareholders.

In the current year Aeroflot has celebrated its 85th anniversary. Today this honored name is firmly associated with Russia, is one of the most popular and respected brands. It is Aeroflot's intention to not only maintain in future its well-earned reputation of the national air carrier, but to steadily make new gains. Wide horizons we have ahead. Past years experience, 2007 included, gives us every reason to be sure of success.

Sincerely yours,

Victor Ivanov

4. General Director's Address

Dear Shareholders, Partners, Employees!

In the past year of 2007 "Аэрофлот" has again proved its status of the air traffic leader in the Russian market, whereas by a number of indicators it has ranked with leading European and world airlines.

I'd like to note that our Airline is a backbone both of the air transport industry of Russia and of the country as a whole. It is apparent that Aeroflot is an actual strategic asset of the Russian economy. For that matter the Airline is not only the largest Russian air carrier, but is a certain leader in the area of implementation of advanced technologies, product development and service quality enhancement, in the integration of the Airline into the international cooperation system. Not only we have been meeting the challenges of the contemporary market, but have been pursuing a preemptive tactic by enhancing technological potential, implementing long-range strategy of providing the Airline with most advanced aircraft.

Confident growth of the financial indicators of the Airline, positive balance and capitalization increase provide to the shareholders both the Sate and private investors a good opportunity for successful investments into Russian aviation industry at the most attractive time of its development.

In 2007 Aeroflot carried 8.2 million passengers showing 12% growth. For that matter passenger load factor was 70.3% with simultaneous increase of carrying capacity by 9.9%. Passenger traffic of Aeroflot Group to include "Aeroflot-Don" and "Aerflot-Nord" airlines accounted for 10.2 million passengers. We have surpass 10 million level and ensured the increase by 16.6% in the Group as a whole against the level of 2006.

Operations revenue was 77.1 billion rubles that is 8.1% growth against the level of past year. Net profit under Russian accounting standards earned by the Airline is 6.1 billion rubles, its decrease by 23.9% has been caused by the change of the accounting policy in 2007: before revenue had been accounted by tickets sales values whereas now it is shown by actual carriage values. In other words, revenue from traffic in 2007 by tickets sold to passengers in 2006 was not included in the Airline revenue.

However accounting policy changes will not affect financial results of the Airline under International Accounting Standards (IAS).

Growth of all main performance indicators of Aeroflot has been observed against the background of a positive dynamics in the development of international air transport, as well as a stable growth of the Russian air transportation market. Last year, for the first time since 2001, the world industry showed a positive result. 2.3 billion passengers used civil aviation services worldwide. Under IATA forecast cost savings, operations increased efficiency allows the global industry to earn a net profit of $5.6 billion USD by preliminary evaluation.

In Russia, in 2007 a positive growth of the economy was going on that resulted in increased business activity and people mobility. As a result overall passenger traffic of the Russian airlines went up by 18.2% attaining nearly 111 billion passenger kilometers. Nearly the same percentage of increase accounts for the number of passengers carried – total of over 45 million. 21 million passengers were carried on international lines. Aeroflot's share in the overall scheduled services of the passengers carried was 23.7%.

Aeroflot's strategic target is to build an international class company. According to the corporate strategy in 2007 the Airline development was aimed at formation of a stable prerequisites for long-term growth in future, enhanced competitiveness under the conditions of expanding market and strengthening competition.

During past year Aeroflot reconfirmed its IOSA certificate. Repeated compliance makes us a valid IOSA operator. We succeeded also in completion of certification audit of quality management under the ISA 9001:2000 standard. In the long run, this will have a real monetary gain. Our costs of hull insurance of the fleet for the next insurance period of 2007-2008 went down considerably in spite of increased traffic volumes.

Operations safety is an absolute priority of the Airline activity. During past year, Aeroflot managed to achieve good results: flight hours per one incident was 7 840 that is nearly three times as less as the flight hours per incident in the Russian civil aviation in general.

In 2007 the Airline commenced active implementation of e-ticketing. Since March, after legal limitation werre lifted, over 400 thousand e-tickets have been sold. Within the framework of Aeroflot integration into IT systems of other SkyTeam member airlines the interline e-ticket with most of them have been introduced. Works for introduction of automated passenger registration in Russian airports have been continued. As at the beginning of 2008 the works were completed in 21 destinations.

During last year we were consecutively implementing the strategy of building a network airline. For us, this is a priority development of the domestic market supporting international traffic by its growth. This and other strategically important aspects were reflected in the Route network Development Program for the period ending in 2016 as adopted last year. Aeroflot operates its own flights to 96 destinations in 49 countries worldwide. The priority is the development of the Russian market, expansion of the Aeroflot Group of companies in 2007 accounts for 19% by the number of passengers carried. Major efforts in 2007 were aimed at the development of the Russian and European markets, and at the development and introduction of a wave schedule as main element of building a full functional hub. New flights were introduced, frequencies were increased on many lines including Russia, Europe, Americas and Asia. Aeroflot affiliated offices were opened in Magadan and Sochy – the city that has been elected, thanks to the overall effort, our company included, the capital of 2014 Winter Olympic Games.

Strong route network is based in the first turn on the expansion and modernization of the aircraft fleet. Fleet modernization is the main requirement for enhanced competitiveness and quality of service. During last year we managed to complete modernization of medium-range and to lay the foundation for modernization of long-range fleet. Today Aeroflot has got one of the most modern fleets in Europe. Judging by operational reliability and actual flight hours per aircraft indicators Aeroflot now is one of the world leaders. Daily flight hours for the Airbus A320 family aircraft operated by the Airline is one of the highest in the world. At the start of 2008 Aeroflot's fleet comprised 43 aircraft of this type, and by 2012 we plan to raise this number up to 60. As for the development of long haul fleet delivery agreements for 10 Airbus A330, 22 - Boeing-787 Dreamliner and 22 - Airbus A350 aircraft have been signed.

Global air transportation market is characterized by a sharp competition, but provide extensive opportunities for cooperation.

For us, this is, in the first place, the development of partner relationships within global airline alliance SkyTeam, the network of which includes now as many as 841 destinations in 162 countries worldwide. And this is not only a limitless opportunity for our passengers to travel anywhere in the

world enjoying in full incentive programs, this is also a number of benefits from the point of view of business development. Aeroflot has code sharing agreements with SkyTeam partners on 18 routes including 11 direct flights between Moscow and partners' hubs. In 2007 total number of market passengers was 107.3 thousand. Revenue form Aeroflot's marketing activities within Alliance framework reached a really sizable amount of 26 million euro.

Positive trends in the market do not hamper our view of the problems in the world and domestic air transport industry; future of the airline will depend in many aspects on the solution thereof.

The above referred problems include fuel costs share, increase of rates of dispatch growth by foreign airlines from Russian airports; continued stagnation of local air traffic, продолжение стагнации местных авиаперевозок, reduction of traffic and the number of airports on local air lines. High import duties for foreign made aircraft have been maintained as before. По-прежнему сохраняются высокие ввозные пошлины на воздушные суда зарубежного производства. Ever more persistently the lack of qualified personnel has been felt.

We are living in a rapidly changing world and recent competitive advantages, such as low fares, have been retiring to the past. The genuine art of management is not just a simple adjustment to the environment, but is the search of new business opportunities.

Clear, well-advised concept of Aeroflot and native air transport development, consolidated positions of Russian air carriers on most burning issues of the industry functioning are to ensure, on the one hand, most favorable conditions for implementation of ambitious plans of development under the existing market situation and, on the other hand, to lay the foundation for competent management of emerging risks.

Aeroflot plans for 2008 include increased frequency and expanded geography of service volumes on highly profitable routes, and attraction of transit passengers. Routs network enhancement is to ensure passenger traffic increase by 12%, including 31.5% on domestic routes and 5.3% - on international routes.

In 2008 we shall receive 11 Airbus A320 family aircraft and 2 Airbus A330 family aircraft. By the end of 2008 the fleet of aircraft in our possession will have comprised about 100 aircraft. More efficient utilization of new aircraft will allow to increase flying time by 12%, offered seat kilometers – by 12%. At the same time specific fuel consumption is to go down by 4.4%.

Our current targets are of large scale. Our readiness to fulfill them is high. Aeroflot is at a crucial stage of its development – transformation into the actual leader of world air transport, modern and dynamic airline of world level class. I am sure that the strong and highly proficient management team and the entire staff of our Airline are capable to fully realize the imposing growth potential that has been secured by the implementation of Aeroflot's development strategy, stability in the Russian economy and society.

Sincerely yours,

Valery Okulov

5. Summary of implementation of key targets in 2007 and main directions of the Airline development for 2008

Aeroflot's strategic target is to build up an Airline of international class. In accordance with the ongoing strategy the Airline development in 2007 was aimed at creation of steady prerequisites for long-term growth in future, increased competitiveness under the expanding market conditions.

Aeroflot's development areas in 2007:

- intensive increase of passenger traffic volumes, expansion of routs network inside Russia, setting up own regional bases;
- consolidation of air transport enterprises in the industry;
- modernization, unification and expansion of the aircraft fleet;
- setting up of a hub on the base of "Sheremetyevo-3";
- enhancement of product offering up to the level corresponding with the service standards of leading European air carriers;
- optimization of costs and increased operational efficiency;
- development of web-reservation channels and Internet sales, introduction of electronic sales technologies.

Intensive increase of passenger traffic volumes, consolidation of positions in the domestic market

The development of operation in the domestic market is one of the key strategic targets of Aeroflot. Considering the upsurge in the Russian economy, higher mobility of Russian people the Airline is working to considerable expand its positions in its priority market.

In 2007 Aeroflot increased the volumes of traffic on domestic air lines. During the year Aeroflot Group carried in the domestic market 4.3 million passengers, passenger turnover was 8.7 billion PKM (growth against 2006 of 19% and 21.7% accordingly). On international routs 5.9 million passengers (growth by 15%) were carried, passenger turnover was 19.2 billion PKM (growth by 11.7%).

In 2007 Aeroflot flew on over 94 routs from Moscow with an average frequency of 8.75 flights per week per route (in 2006 – 93 and 7.9 accordingly). Combined with code sharing agreements with partner airlines Aeroflot offered customers 138 routes with the frequency of 9.3 flights per week per route (in 2006 – 128 and 8.6 accordingly).

In the Russian native market Aeroflot operated flights to 27 destinations with the average 11.85 flights per week per route (in 2006 – 26 and 11). At least one daily flight was provided on eight routes, and two or more flights on remaining eleven routes of the 27.

During 2007 the Airline was not only increasing the frequency of flights on the existing routes, but was opening new promising routes. Flights frequency was raised on the routes between Moscow and Anapa, Irkutsk, Krasnoyarsk, Mineralnye Vody, Novosibirsk, Perm, St. Petersburg, Sochy, Ufa and Chelyabinsk. New scheduled flights were commenced between Moscow and Surgut, and form the affiliated companies in St. Petersburg, Magadan and Sochy.

Besides the expansion of its own route network Aeroflot made efforts to expand operations by way of the development of affiliated airlines and companies in the regions of Russia, active cooperation with partners.

In connection with the organization of the 2014 Winter Olympic Games in Sochy the presence in the Southern Region air transportation market was considerably strengthened. Due to the work under the code sharing agreement with "Dalavia" airline on the routs between Moscow and Sochy, Krasnodar, Baku, Anapa and Simferpol a considerable expansion of air transportation form the Far East to the South of Russia and CIS countries. Work in the affiliated companies of Aeroflot in St. Petersburg, Magadan and Sochy has been enhanced.

Actually Aeroflot began to implement the policy of setting up regional hubs in the cities where its affiliated airlines are based: Rostov-on-Don and Archangelsk, as well as in Sochy, St. Petersburg and Khabarovsk.

Consolidation of the industry enterprises

Merger of airlines is one of the main trends in world air transportation industry. Developed route network, modern aircraft fleet, brand popularity, considerable savings due to the scale of operations allow the largest market players to win leading positions in the industry with confidence.

In 2007 Aeroflot continued joined efforts in developing common business of the Group with affiliated airlines "Aeroflot-Don", "Aeroflot-Nord" and "Aeroflot-Cargo". Aeroflot's share in the "Aeroflot-Don" airline in December, 2006 was raised up to 100% of the authorized capital. During the year work was going on over the project developed by Aeroflot set up an affiliated Far East airline that provided the merger of Far East airlines: "Dalavia", "Sakhalin Airlines", "Vladivostok Avia".

Modernization, unification and expansion of the aircraft fleet

The foundation of successful operation of a contemporary airline is a competent and strategically correlated approach to the formation of the aircraft fleet. Efficient, comfortable and reliable fleet allows Aeroflot today not only to upgrade its operational efficiency and to attract new customers, but ensures unfavorable impact on the environment.

According to the long-term strategy of the fleet development, in 2007 Aeroflot concluded with the aircraft manufacturers and leasing companies a number of agreements on the delivery of new aircraft, commissioned nine new regional jets of Airbus manufacture including three A319, three A320 and three A321. AS a result one of the most modern aircraft fleets in operation in Europe has been brought to life. At the end of the year operation of Tu-134 aircraft was successfully completed.

In 2007 Aeroflot signed agreements for delivery, beginning from 2014, of 44 long haul airliners: 22 Airbus A350 and 22 Boeing B787. In cooperation with JSC "Civil Aircaft of Sukhoy" the work was continued to create a modern regional aircraft Sukhoi Superjet-100 designed to replace Tu-134. It is expected that by 2012 the number of this type of aircraft in the Aeroflot's fleet will go up to 30. Prior to inflow of a sufficient number of SSJ-100 short-range routs will be served by other types of modern aircraft. In particular, at the end of 2007 Aeroflot began to operate fore Boeing B-737-500 lease form affiliated airlines on the terms of "wet" lease.

Setting up of a hub on the base of "Sheremetyevo-3"

Aeroflot's most important project form the point of view of realization of long term development strategy is the construction of its own terminal in the international airport Sheremetyevo. The opening of a modern airport terminal complex "Sheremetyevo-3" will enable the creation of a hub belonging to Aeroflot. As a result connection time between the flights will be cut down, transition to a wave schedule will be implemented and the quality of ground handling of passengers will be considerable improved that will enhance Aeroflot's competitiveness on domestic and international markets and allow the Airline to attract additional transit flows.

Terminal building is designed for handling of 12 million passengers per year. 24 counters of self check-in, automated baggage handling system with three layer security system and a facilitated customs clearance system will contribute to upgraded passenger comfort and speedy check-in process.

In 2007 the most construction works on the project were completed: the ramp with the all relevant infrastructure is ready by 90%, terminal building, access road and utility networks – by 70%. At this time, finishing works are carried out and the organizational and technical preparations for commissioning the terminal are in progress. After completion of construction and finishing works testing and system tuning in the terminal will be performed during three months. Opening of the complex is scheduled for the first half of 2009. Once the terminal is in operation, additional 6.5 thousands new jobs will be available in the area around Sheremetyevo airport.

Product quality enhancement

High quality of the product offered is among the key advantages in the international air transportation market along with historically known brand. Today one of the major objectives of Aeroflot is the upgrading of service quality up to the level of European leaders with the aim to attract and keep up the highly profitable segment of passengers.

After the returns of Onboard Survey 2007 monitoring carried out by SkyTeam alliance Aeroflot service on medium range flights has won the 4th place in the economy class and the 5th place in the business class. It has won the 7th place on long haul flights in the both classes of service. AS compared with 2006 Aeroflot has gone in the Alliance rating up by 1 to 3 points.

Last year Aeroflot took part in the Asian survey of consumer satisfaction MABT/IATA – Global Airlines Performance: Asia for the first time having won the 16th place. In the European Survey of Flights in Europe 2007 (SoFiE) Aeroflot has improved its rating and took the 7th place for business class and the 8th for economy class service having gone up in comparison with the previous year by one point in the rating for each class.

The Airline performance indicators in study project "Hidden Passenger" have demonstrated positive dynamics of Aeroflot's product offerings conformity level with the approved standards: both the overall indicator of the Airline (from 78% up to 83%) and the conformity level requirement in many areas, and in particular in the area of in-flight service in the economic class service (from 76% up to 85%) and Call-center performance (from 80% up to 91%) have gone up.

Within the framework of the program of quality enhancement of its products, in 2007 Aeroflot introduced a comprehensive program for upgrading the service of economy class passengers – class "Businessman" - on flights to Geneva, Nice and Helsinki, and modernized and brought the

Airline's offices in Krasnoyarsk, Perm, Magadan and Beshkek to conformity with the unified corporate style. Broad campaigns of presentation of new classes of service "President", "Premier" and "Businessman" have been carried out, as well as actions for brand promotion and development.

The most important element of Aeroflot's product improvement is its participation in the global airline alliance SkyTeam. Access to new products of SkyTeam member airlines, advanced know-how of leading airlines worldwide, joint use of airport infrastructure and coordinated advertising campaigns all around the world had a positive impact on both the services provided to Aeroflot's passengers on international and domestic flights and the level of the Airline's revenues.

Optimization of costs and increased operational efficiency

Aeroflot gives priority attention to the enhancement of operation efficiencies that ids especially important under the condition of ever growing fuel and main services costs.

During the past year Aeroflot ensured efficient use of its fixed assets. Average serviceability of the aircraft fleet has gone from 74.9% in 2006 up to 79/3% in 2007. Average daily flying time per one listed aircraft increase by 0,4 flight hours, per one serviceable aircraft – by 0.7 flight hours and was 8.6 and 11.6 flight hours accordingly. At the same time the utilization of aircraft with higher fuel efficiency was more intensive. As a result specific fuel consumption of passenger aircraft per one tonne kilometer has gone down by 31 gram against the level of 2006.

Due to optimization of the routes network and improvement of the commercial activities the Airline has managed to increase the revenue form passenger services under comparable conditions by 22.6% against past year indicator with the increase of passenger traffic by 10.1%.

In 2007 revenue component of passenger traffic was growing by leading rates over the costs growth. Profitability growth per one tonne kilometer was 16.6% against past year that resulted in increased operation efficiency under comparable conditions.

Development of web-reservation channels and Internet sales, introduction of electronic sales technologies

Under IATA resolution e-ticket technology is to be implemented by the Association members by the 1st of July, 2008. Legal restrictions for the use of this technology in the Russian Federation were lifted in February, 2007 that allowed to start proactive implementation of this technology in Aeroflot and ensure the perspective of 100% transition to e-ticket in 2008.

From March till December of 2007, Aeroflot issued over 400 thousand e-tickets. They are sold now both through the agent network and own sales offices and via Internet. Throughout of 2007 the growth of Internet sales of tickets was progressing. Sales growth rates via Aeroflot web-site was 5% per week that allowed to sell over 226 thousand tickets by the year end.

Objectives for 2008

Main objectives of the Airline in 2008 are as follows:

- maintaining the high level of operations safety that has been achieved;
- leading the average dynamics of traffic development in the domestic market;

- renewal and expansion of the aircraft fleet;
- preparation for commissioning of the new terminal "Sheremetyevo-3" with intended launch in 2009;
- improvement of the product quality at all stages of passenger service;
- intensive development of direct sales channels and e-ticketing;
- upgrading cooperation with foreign partners within SkyTeam alliance structure;
- setting up own flight school to train pilot for Aeroflot and other airlines;
- development of brand management system;
- implementation of costs savings programs;
- improvement of the personnel training and motivation.

6. Operation activity: summary of 2007

Performance indicators for 2006-2007 period

Total	**2007**	**2006**	**Variance**
Passengers carried, thousands.	8 166.2	7 290.4	112.0%
Actual passenger turnover , million PKM	24 675.3	22 406.5	110.1%
Maximum attainable passenger turnover, million PKM	35 119.4	31 945.8	109.9%
Passenger load factor, %	70.3	70.1	0.1
Specific ratio of scheduled services, %	99.5	99.1	0.4
Cargo and mail carried, thousand tons	95.9	145.3	66.0%
Actual cargo turnover, million TKM	470.3	868.1	54.2%
Actual tonne kilimeters, million TKM	2 691.0	2 884.7	93.3%
Maximum attainable tonne kilometers, million TKM	4 828.2	5 000.8	96.5%
Enplaned traffic, %	55.7	57.7	-1.9
Including:			
International services			
Passengers carried, thousands	5 356.3	4 939.5	108.4%
Actual passenger turnover , million PKM	18 003.0	16 753.7	107.5%
Maximum attainable passenger turnover, million PKM	26 041.8	24 257.6	107.4%
Passenger load factor, %	69.1	69.1	0.0
Specific ratio of scheduled services, %	99.3	98.9	0.4
Cargo and mail carried, thousand tons	67.4	118.8	56.7%
Actual cargo turnover, million TKM	339.5	746.0	45.5%
Actual tonne kilimeters, million TKM	1 959.7	2 253.8	87.0%
Maximum attainable tonne kilometers, million TKM	3 661.1	3 988.4	91.8%
Enplaned traffic, %	53.5	56.5	-3.0
Domestic services			
Passengers carried, thousands	2 809.9	2 350.9	119.5%
Actual passenger turnover , million PKM	6 672.3	5 652.8	118.0%
Maximum attainable passenger turnover, million PKM	9 077.6	7 688.2	118.1%
Passenger load factor, %	73.5	73.5	0.0
Specific ratio of scheduled services, %	100.0	99.9	0.1
Cargo and mail carried, thousand tons	28.5	26.5	107.5%
Actual cargo turnover, million TKM	130.8	122.1	107.1%
Actual tonne kilimeters, million TKM	731.3	630.9	115.9%
Maximum attainable tonne kilometers, million TKM	1 167.1	1 012.4	115.3%
Enplaned traffic, %	62.7	62.3	0.4

Passenger services on international air lines

In 2007 Aeroflot carried on international liens 5.4 that makes 65.6% of the overall number of passengers carried by the Airline. Passenger turnover on international lines reached 18 billion PKM or 73.0% of the Airline passenger turnover. Meanwhile 99.3% of international services were scheduled flights. With the increase of carrying capacity by 7.4% passenger load factor remained at the level of the previous year and was 69.1%.

Passenger service on domestic lines

Development of domestic air transportation is among main priorities of the Airline activities. In 2007 Aeroflot maintained high rates of the development of in that market. The ration of services on domestic air lines was 34.4% and went up by 2.2% percent points as compared with the previous year. In 2007 Aeroflot carried 2.8 million passengers that is by 19.5% more than in 2006. The percentage of passenger load factor was 73.5% that corresponded to the level of the previous year against a considerable increase of carrying capacity by 18.1%. Passenger turnover went up by 18.0%. Nearly entire traffic volume was on scheduled flights.

Cargo traffic

Due to the transfer of the cargo operations to the affiliated airline "Aeroflot-Cargo" cargo traffic went down by 34% and made 95.9 thousand tons. Meanwhile during past year the Airline carried more mail by 19.2% that made 5.5 thousand tons. As the transfer of the business to the affiliated company took some time required in the first place to transfer commercial rights for cargo operations on a number of international routes, due to operation of one freighter DC-10-40F in the beginning of 2007 9.8 tones of cargo were carried by Aeroflot in excess to the plan.

80.6 tones of cargo were carried in baggage compartments of aircraft that exceeds 2006 indicators by 8.2%. Freight traffic on passenger flights was 392.8 million TKM that 9.7% higher than the level of 2006.

International mail and cargo traffic on passenger aircraft

The share of international traffic of cargo and mail in 2007 was 66.9% of the overall volume of cargo turnover. Aeroflot carried on international liens 57.6 thousand tons of cargo and mail total that is 9.5% more than in 2006

Overall weight load factor of the Airline on international air lines was 53,0% and nearly equal to the past year level.

Domestic mail and cargo traffic on passenger aircraft

Volume of mail and cargo traffic on domestic air lines was 28.5 thousand tones and went up by 7.5% as compared with 2006. Cargo turnover was 130.8 million TKM and went up by 7.1%.

Overall percentage of weight load factor was 62.7% and went up by 0.4%.

7. Aircraft fleet

High fuel efficiency, reliability and compfort

The key precondition of the success of implementing business strategy for modern airline especially under conditions of ongoing growth of fuel prices is a competent and long-term planning of the composition of own aircraft fleet. Aeroflot within the framework of main directions of strategic development has been steadily implementing the program of renovation of renovation of the aircraft fleet of the Airline.

To meet the ever growing transportation demand and to achieve large scale objectives in business expansion Aeroflot has plans to increase the number of passengers carried from current 8.2 million up to 12.9 million by 2010. To reach this objective the growth of carrying capacities through purchase and leasing of modern aircraft with high fuel efficiency, reliability and comfort is planned.

Main directions of the development of aircraft fleet during the period up to 2010 are the replacement of Tu-154 and Ty-134 fleet by Airbus A320 series aircraft and short range Sukhoi Superjet-100 aircraft and expansion of long haul aircraft fleet by buying Airbus A330-200. As an interim measure prior putting in operation in full of SSJ aircraft Aeroflot is going to use B737-500 leased form its affiliated airlines.

Strategy of the development of Aeroflot aircraft fleet


2001
2005
2010
2016
Short range
Tu-134
B737
Tu-134
SSJ-100
SSJ-100
Medium range
Tu-154
Il-86
Tu-154
Il-86
A320
A320
A320
Long range
Il-62
Il-96
A310
B767
B777
Il-96
B767
Ил-96
A330
B767
A350
B787
9
6
5
4
101
81
117
150

In the course of implementation of aircraft fleet restructuring Aeroflot managed to reduce significantly fuel consumption level, the cost of which has went up during recent years. In addition the Airline has been implementing the program of modernization and weigh reduction of Russiam

made aircraft (Ty-154M), and also was working to optimize the costs of fuel and lubricants purchased, aircraft fuel in the first turn, through long-term contracts with suppliers.

Composition of aircraft fleet as of the 1st of January, 2008

Types	Total	Variance during 2007	Own	Operational Lease	Financial Lease	Average Age
Long range						
Boeing-767	**11**	-	-	11	-	10
Il-96-300	**6**	-	6	-	-	14
Il-62	**1**	-	1			28
Medium range						
Airbus A319	**11**	+3	-	7	4	4
Airbus A320	**13**	+3	-	12	1	3
Airbus A321	**10**	+3	-	-	10	2
Tu-154M	**26**	+1	26	-	-	20
Il-86*	-	-9	-	-	-	-
Short range						
Tu-134*	**9**	-4	9		-	28
Freighters						
DC-10-40F	-	-3	-			
TOTAL:	**87**					

* - own fleet operation has been terminated.

Audit Report on
Consolidated Financial (Accounting) Statements

To Shareholders of Joint Stock Company "Aeroflot – Russian Airlines".

Auditor

Name: Closed Joint Stock Company "HLB Vneshaudit".

Domicile: office 701, entrance 3, Krasnopresnenskaya Naberaznaya, 12, 123610, Moscow (tel.: 967-0495 (multi-channel), fax: 967-0497).

State registration: registered by the Moscow Registration Chamber on February 17, 1992, certificate № 470.740. Entered into the Unified State Register of Legal Entities on January 14, 2005 under main state registration number 1027739314448.

License № E 000548 of June 25, 2002, issued by the Ministry of Finance of the Russian Federation for 25.06.2012.

A member of the non-profit organization "Alliance of Professional Audit Organizations» (SPAO) and a member of the non-profit partnership "Union of Professional Auditors" (IPAR), certificate № 30.

Audited entity

Name: Joint Stock Company "Aeroflot – Russian Airlines".

Domicile: Bldg. 9, Leningradsky Prospekt, 37, 125167,Moscow.

State registration: registered by the State organization Moscow Registration Chamber on June 21, 1994, certificate № 032.175. Entered into the Unified State Register of Legal Entities on August 2, 2002 г. under main state registration number 1027700092661.

We have completed our audit of the financial (accounting) statements of the Joint Stock Company "Aeroflot – Russian Airlines" for the period starting January 1 till December 31 (inclusive), 2007. The consolidated financial (accounting) statements of the Joint Stock Company "Aeroflot – Russian Airlines" includes:

accounting balance sheet;

profit and loss statement (account);

attachments to the balance sheet and to the profit and loss statement (account);

notes to the consolidated financial (accounting) statements.

Preparation and presentation of these consolidated financial (accounting) statements is the responsibility of the Executive Body of the Joint Stock Company "Aeroflot – Russian Airlines". Our responsibility is to express our opinion, based on the results of our audit, on the fairness, in all material respect, of the statements delivered to us for audit, and compliance of the accounting polices and controls with the legislation of the Russian Federation.

Our audit was performed in accordance with:

the Federal Law "On Auditing Activity" № 119-ФЗ of august 7, 2001;

the Federal auditing regulations (standards);

our internal auditing approach (standards);

statutory acts of the state agency responsible for regulation of business of the entity under audit.

Our audit was planned and performed to obtain reasonable assurance that the consolidated financial (accounting) statements are free of material misstatements. The audit was performed on a test basis and included:

review on the test basis of evidence confirming the figures and disclosures in the consolidated financial (accounting) statements of the audited entity's financial and other business operations;

assessment of the form of compliance with the approach to and requirements of the accounting policies to be applied for preparation of consolidated financial (accounting) statements;

assessment of main evaluations and judgments of the management of the entity under audit made in the process of preparation of consolidated financial (accounting) statements;

assessment of the presentation of consolidated financial (accounting) statements.

In our judgment, the audit we completed gives sufficient assurance to express an opinion that the consolidated financial (accounting) statements is fair in all material respects and that the accounting policies and controls of the company under audit complies with the Russian Federation legislation.

In our opinion, consolidated financial (accounting) statements of the Joint Stock Company "Aeroflot – Russian Airlines" with the balance sheet value of 44,871,557 thousand ruble in all material respects, its financial position as at December 31, 2007 and the results of its operations for the period from January 1 till December 31 (inclusive), 2007 in accordance with the requirements of the Russian Federation legislation concerning preparation of consolidated financial (accounting) statements.

The date the audit was completed: March 28, 2008.

General Director — L.M. Mitrofanov

Chief of the audit

(Qualification certificate issued by the Ministry of Finance

of the Russian Federation № K017612 of June 25, 1998 (permanent)

giving the right to carry out auditing activities in the area of general audit) — M.A. Simanin

8. Financial Report

Management view on financial statements

Financial statements of JSC "Aeroflot – Russian Airlines" has been made in full compliance with applicable regulations and legislative acts of the Russian Federation.

JSC "Aeroflot – Russian Airlines" management is fully responsible for preparation of the corporate financial statements that is reliable to reflect financial results, cash flow and status of assets of the Airline for 2007.

Financial statements of JSC "Aeroflot – Russian Airlines" for the year ending on December 31, 2007 has been checked by the JSC "Aeroflot – Russian Airlines" Audit Commission and Audit Company "HLB Vneshaudit".

The Audit Commission and the external auditors carry out the auditing of financial statements in accordance with legislation and regulations of the Russian Federation and in compliance with generally accepted rules of audit.

During the audit of financial statement the external auditors have access to all required paperwork to obtain sufficient grounds to express an opinion that financial statements comply with the requirements of applicable legislation and are free of material distortions.

All required opinions has been submitted to JSC "Aeroflot – Russian Airlines" management proving the reliability of the financial statements under audit and conformity of the accounting process with the requirements of the Russian federation legislation.

General Director V.M.Okulov

Chief Accountant A.P.Trusov

Consolidated Balance Sheet of JSC "Aeroflot" for the Year Ended on 31 December, 2007

mln rubles

Order №	Indicator Description	Year beginning	Year end
	Assets		
1	Intangible assets	44	70
2	Fixed assets	3,856	4,774
3	Construction in progress	1,028	1,635
4	Long-term financial investments	5,778	4,802
5	Inventories	3,058	3,604
6	Accounts receivable	17,511	27,699
7	Short-term financial investments	629	87
8	Cash assets	4,218	1,790
9	Other assets	607	410
	Balance	36,729	44,871
	Liabilities		
1	Authorized capital	1,111	1,111
2	Capital surplus	3,142	2,901
3	Reserve capital	278	278
4	Unappropriated profit (outstanding loss) from previous years	22,192	20,078
5	Unappropriated profit (outstanding loss) of the reporting year	0	6 074
6	Borrowed funds	1,735	1,703
7	Accounts payable	7,397	12,465
8	Other loiabilities	874	261
	Balance	36,729	44,871

Consolidated Profit and Loss Statement (Account) for January – December 2007

mln rubles

Indicators	2007	2006
Income		
Revenue from main activities including:	77,095	71,353
Sales of passenger services	60,251	54,769
Sales of cargo and mail services	3,375	6,853
Other sales	13,469	9,731
Other income		
Interests receivable	109	180
Earnings from participation in other organizations	283	208
Other income	14,367	10,271
Expenses		
Prime cost of works, services sold	61,461	57,608
Commercial costs	4,983	3,895
Administrative expenses	2,927	2,250
Interests payable	79	157
Other exepenses	11,657	6,670
Net profit of the reporting year	**6,074**	**7,981**

10. Attachments

Purchase by JSC "Aeroflot" of 22 new A350XWB aircraft from Airbus Company within the framework of implementation of the project for increasing the Company fleet by long-haul aircraft

(Information)

Within the framework of JSC "Aeroflot's" efforts to increase the Company fleet by long-haul aircraft, the transaction with Airbus company for purchase of twenty two A350XWB aircraft has been arranged.
On the 22nd of March, 2007, the Memorandum of Intentions, and on the 19th of June, 2007 the Purchase Agreement for twenty two A350XWB aircraft was signed between JSC "Aeroflot" and Airbus Company. Main provisions of the transaction are as follows:

- Property to be purchased: twenty two A350XWB aircraft (eighteen of which are A350-800XWB model and four A350-900XWB model aircraft), each has two Rolls-Royce Trent 1872 (for A350-800XWB aircraft) or Trent 1887 (for A350-900XWB aircraft) engines installed. JSC Aeroflot's right for conversion of any Airbus 350-800XWB aircraft into 350-900XWB aircraft and 350-900XWB aircraft into aircraft 350-800XWB has been provided.

- Proposed delivery schedule: starting form the 4th quarter of 2014 to the 2nd quarter of 2019.

- Price (pecuniary valuation) of the twenty two new 350XWB (with consideration of the possible realization of the JSC Aeroflot's right for conversion of 350-800XWB aircraft into 350-900XWB aircraft) under the evaluation of the independent evaluator (ZAO "Ruskaya Otsenka") approved by the Federal Agency for Federal Property Management shall not exceed the amount of $2,904 million USD.

  Under the Purchase Agreement between JSC "Aeroflot" and Airbus Company, JSC "Aeroflot" shall have the right for conversion of A350-800XWB aircraft into A350-900XWB aircraft and vice versa. In this regard and considering that A350-900XWB aircraft has higher price than A350-800XWB aircraft, the price (pecuniary valuation) of the 22 new A350XWB aircraft has been established with due regard to the possible realization by JSC "Aeroflot" of its right for conversion of A350-800XWB aircraft into A350-900XWB aircraft. Basing on the evaluation of the independent evaluator (ZAO "Rossiyskaya Otsenka") as approved by the Federal Agency for Federal Property Management of one A350-900XWB aircraft as of June 8, 2007 (Date of Evaluation) shall be $132 million USD. Therefore the price (pecuniary evaluation) of the 22 new A350XWB shall be established at the market price of twenty two A350-900XWB aircraft in the amount not exceeding 2,904 million (132 million * 22 aircraft) USD. The said approach to price (pecuniary evaluation) is the most conservative as it allows keeping within the pecuniary evaluation of the property in case JSC "Aeroflot" shall decide to purchase all 22 aircraft of one and the same model (A350-900XWB).

Purchase price of each separate aircraft shall be calculated basing on its base price, actual delivery date and with consideration of price escalation according to the escalation formula provided in the Purchase Agreement.

- Advance payments: no more than 30% of the aircraft book price as at the delivery date shall be paid prior the delivery date.
- Post sale support and services in case of obtaining and operating by JSC "Aeroflot" of ten new Airbus 330-200 aircraft to be obtained by JSC "Aeroflot" from AerCap Ireland Limited under the operating lease terms.
- Assistance in obtaining warranties of export credit agencies within the framework of financing the purchase of A350XWB aircraft transaction.

The transaction of the purchase of the twenty two A350XWB aircraft is the major transaction since the value of the property being the object of the transaction is more than 50% of the JSC "Aeroflot's" assets book value and is required to be approved by the JSC "Aeroflot's" shareholders General Meeting.

Purchase by JSC "Aeroflot" of 22 new B787 aircraft from The Boeing Company within the framework of implementation of the project for increasing the Company fleet by long-haul aircraft

(Information)

Within the framework of JSC "Aeroflot's" efforts to increase the Company fleet by long-haul aircraft, the transaction with The Boeing Company for purchase of twenty two B787 aircraft has been arranged.
On the 9th of June, 2007 the Purchase Agreement for twenty two B787 aircraft was signed between JSC "Aeroflot" and The Boeing Company. Main provisions of the transaction are as follows:

- Property to be purchased: eighteen B787 aircraft (eighteen of which are A350-800XWB model and four A350-900XWB model aircraft), each has two Rolls-Royce Trent 1000 or General Electric GENX engines installed. JSC Aeroflot's right for conversion of any aircraft into B787-8 aircraft and B787-8 aircraft into B787-9 aircraft has been provided.

- Proposed delivery schedule: starting form the 1st quarter of 2014 to the 3rd quarter of 2016.

- Price (pecuniary valuation) of the twenty two new B787 (with consideration of the possible realization of the JSC Aeroflot's right for conversion of B787-8 aircraft into B787-9 aircraft) under the evaluation of the independent evaluator (ZAO "Ruskaya Otsenka") approved by the Federal Agency for Federal Property Management shall not exceed the amount of $2,906.2 million USD.

  Under the Purchase Agreement between JSC "Aeroflot" and the Boeing Company, JSC "Aeroflot" shall have the right for conversion of B787-8 aircraft into B787-9 aircraft and vice versa. In this regard and considering that B787-9 aircraft has higher price than B787-8 aircraft, the price (pecuniary valuation) of the 22 new B787 aircraft has been established with due regard to the possible realization by JSC "Aeroflot" of its right for conversion of B-8 aircraft into B787-9 aircraft. Basing on the evaluation of the independent evaluator (ZAO "Rossiyskaya Otsenka") as approved by the Federal Agency for Federal Property Management the market price of one B-787 aircraft as of June 5, 2007 (Date of Evaluation) shall be $132,1 million USD. Therefore the price (pecuniary evaluation) of the 22 new B787 shall be established at the market price of twenty two B797-9 aircraft in the amount not exceeding 2,906.2 million (132,1 million * 22 aircraft) USD. The said approach to price (pecuniary evaluation) is the most conservative as it allows keeping within the pecuniary evaluation of the property in case JSC "Aeroflot" shall decide to purchase all 22 aircraft of one and the same model (B787-9).

  Purchase price of each separate aircraft shall be calculated basing on its base price, actual delivery date and with consideration of price escalation according to the escalation formula provided in the Purchase Agreement.

- Advance payments: no more than 30% of the aircraft book price as at the delivery date shall be paid prior the delivery date.

The transaction of the purchase of the twenty two B787 aircraft is the major transaction since the value of the property being the object of the transaction is more than 50% of the JSC "Aeroflot's" assets book value and is required to be approved by the JSC "Aeroflot's" shareholders General Meeting.

AEROFLOT
Russian Airlines

SKYTEAM

(82-4592)

ANNOUNCEMENT
of the convention of the Annual General Meeting of JSC "Aeroflot"

Joint Stock Company "Aeroflot – Russian Airlines" (JSC "Aeroflot"), domicile: 125167, Moscow, Leningradsky Prospect, 37, building 9, announces hereby the convention of its Annual General Meeting of shareholders.

Form of convention of the Annual General Meeting of shareholders is meeting.

Date and time of the Meeting – **the 21st of June, 2008, 10:00 a.m.**

Venue of the Meeting – Moscow Region, Airport "Sheremetievo-1», building 6, JSC "Aeroflot" Flight Crew Training Center (passage: bus № 851 from underground station "Rechnoy Vokzal", bus № 817 from underground station "Planernaya").

Date of finalizing the List of persons entitled to attend the Annual General Meeting – **the 5th of May, 2008.**

Shareholders may send completed and signed ballots to the following **mailing address**: 125167 Moscow, Leningradsky Propect, 37, building 9, Department of Shared Property of JSC "Aeroflot".

In determining the quorum and summing up voting returns the ballots received before or on the 18th of June, 2008 are only taken into account.

Agenda of the Extraordinary General Meeting of shareholders:

1. Approval of the order of the day, of the vote order, of the composition of the working bodies of the Annual General Meeting of shareholders of JSC "Aeroflot".
2. Approval of the Annual Report of JSC "Aeroflot".
3. Approval of the annual accounting statements including the statement of profit and loss (accounts of profit and loss) of JSC "Aeroflot".
4. Approval of allocation of profit (including payment (announcement) of dividend) of JSC "Aeroflot" after the results of 2007.
5. On the amount, time and form of payment of dividend on shares after the results of fiscal year 2007.
6. Election of members of the Board of Directors of the Company.
7. Election of members of the Audit Commission of the Company.
8. Appointment of the Statutory Auditor of the Company.
9. About transactions involving interests between JSC "Aeroflot" and its affiliated and dependent companies.

9.1. About transaction involving interests between JSC "Aeroflot" and Closed Joint Stock Company "Aeromar" on provisioning in-flight victuals and service rendering.

9.2. About transaction involving interests between JSC "Aeroflot" and Closed Joint Stock Company "Aeroflot – Cargo" on chartering passenger aircraft capacities (own and leased) of JSC "Aeroflot".

9.3. About transaction involving interests: the agreement on the terms of operation of aircraft by Closed Joint Stock Company "Aeroflot – Nord" when carrying out transportation (flights) under JSC "Aeroflot" code.

9.4. About transaction involving interests: the agreement on the terms of operation of aircraft by JSC "Aeroflot – Don" when carrying out transportation (flights) under JSC "Aeroflot" code. .

9.5. About transaction involving interests: agreement on supplies of aircraft fuel and oils between JSC "Aeroflot" and Closed Joint Stock Company "TZK Sheremetyevo".

The information (materials) to be made available to shareholders in the course of preparation to the General Meeting may be reviewed starting from the 21st of May till 21st of June, 2008 from 10 a.m. till 6 p.m on working days (on Friday till 3:30 p.m.) at the following locations:

1) 125167, Moscow, Leningradsky Prospekt, 37, building 9, room 624, JSC "Aeroflot" Department of Shared Property (office 624);

2) 103340, Moscow, Airport Sheremetievo-1, building 6, JSC "Aeroflot" Flight Crew Training Center (room 107).

Registration of the participants of the Annual General Meeting of shareholders and issue of invitation tickets to the Meeting will take place at the above said venue of the General Meeting on the 19th of June from 10 a.m. till 6 p.m, on the 20th of June from 10 a.m. till 4 p.m., on the 21st of June, 2008 from 9 a.m. till the end of discussions of the last issue of the Annual General Meeting agenda that will have the quorum.

To register as a participant of the Meeting it is required to present an identification document (civil passport), the set of ballots delivered to shareholders by mail. The participants acting on behalf of shareholders whose rights are not registered with the Company Registrar will be required to present proxies issued in compliance with the requirements of items 4 and 5 of Article 185 of the Civil Code of the Russian Federation or notarized.

Representatives of legal entities are required also to present a document signed by the head manager and validated by the stamp certifying the representative powers to perform relevant actions on behalf of the legal entity.

Contact phone numbers: **(495) 258-0684, 578-3680.**

Board of Directors of JSC "Aeroflot"

AEROFLOT Russian Airlines

(82-4592)

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes №9 dated the 22nd of February, 2008

ORDER
of announcement to the shareholders of the convention of the Annual General Meeting of JSC "Aeroflot's" shareholders
on the 21st of June, 2008

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Company Articles of Incorporation and the Statute of the General Meeting of the JSC "Aeroflot's" shareholders and Regulation "On the Disclosure of Information by Issuers of Securities" approved by the Order of the Federal Service on Securities Markets on Jctober 10, 2006 N 06-117/пз-н the following Order of announcement to the shareholders of the convention of the Annual General Meeting of JSC "Aeroflot's" shareholders on the 21nd of June, 2008 has been approved.

1. To deliver by registered mail before the 21st of May, 2008 inclusive announcements of the convention of the Annual General Meeting of shareholders to the addresses indicated in the Register of the persons entitled to participate in General Meeting of shareholders as per the their list that was completed at the end of the working day of the 5th of May, 2008.

2. To deliver, by registered mail before the 21nd of May, 2008 inclusive, ballots for voting the issue in the agenda of the Annual General Meeting of shareholders to the addresses indicated in the Register of the persons entitled to participate in General Meeting of shareholders as per the their list that was completed at the end of the working day of the 5th of May, 2008.

3. Before the 21nd of May, 2008, to publish in the "Rossiyskaya Gazeta", in the newspaper of the JSC "Aeroflot" "My Aeroflot" and in the Agency "Interfax" an announcement of the Annual General Meeting of the shareholders.

4. To realize the disclosure of information pertaining to the preparation and convention of the General Meeting of shareholders of JSC "Aeroflot" in the order and within time limits established by the Federal Law "On Joint Stock Companies" and the Regulation "On the Disclosure of Information by Issuers of Securities" approved by the Order of the Federal Service on Securities Markets on Jctober 10, 2006 N 06-117/пз-н.

5. To publish resolutions adopted by the Annual General Meeting within time limits established by the Federal Law "On Joint Stock Companies" in the mass media designated by the General Meeting of JSC "Aeroflot"

(82-4592)

AEROFLOT Russian Airlines

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 9 dated the 22nd of February, 2008

LIST
of information (materials) to be made available to the shareholders during preparation for the Annual General Meeting of shareholders to be held on the 21st of June, 2008 and the order of their delivery

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Articles of Incorporation of the Company and the Statute on the General Meeting of JSC "Aeroflot" shareholders the following list of information (materials) to be made available to the shareholders during preparation for the Annual General Meeting to be held on the 21st of June, 2008 and the order of their delivery is approved herby.

List of information:

1. The Federal Law "On Joint Stock Companies";
2. JSC "Aeroflot's" Articles of Incorporation;
3. Statute of the Board of Directors of the JSC "Aeroflot";
4. Statute of the Auditing Commission of the JSC "Aeroflot";
5. Statute of the JSC "Aeroflot's" shareholders General Meeting;
6. The Order of announcement to the shareholders of the convention of the Annual General Meeting of JSC "Aeroflot's" shareholders;
7. The List of information (materials) to be made available to shareholders during preparation for an Annual General Meeting of shareholders;
8. Announcement on the convention of the Annual General Meeting of JSC "Aeroflot's" shareholders;
9. List of members of JSC "Aeroflot's" Board of Directors;
10. List of members of JSC "Aeroflot's" Auditing Commission;
11. Agenda of the Annual General Meeting of JSC "Aeroflot's" shareholders;
12. Draft agenda, voting order, composition of the Meeting working bodies of the Annual General Meeting of JSC "Aeroflot's" shareholders;
13. Annual Report of the JSC "Aeroflot";
14. Balance Sheet as at December 31, 2007, statement (account) of profit and loss of the JSC "Aeroflot";
15. Proposal of the Board of Directors on the allocation of profit and loss of the JSC "Aeroflot" for 2006;
16. Proposal of the Board of Directors on the amount of dividend on JSC "Aeroflot" shares, time, order and form of payment of dividend.
17. Report of the Auditing Commission of the JSC "Aeroflot";
18. Report of Statutory Auditor on the results of the audit of financial and other business activities of JSC "Aeroflot" for 2007.
19. List of nominees for election to the Auditing Commission of JSC "Aeroflot", curriculum vitae of the nominees and information whether the written consent of the proposed nominees for election has been received;
20. List of nominees for election to the Board of Directors of JSC "Aeroflot", curriculum vitae of the nominees and information whether the written consent of the proposed nominees for election has been received;
21. Proposal of the Board of Directors on the appointment of the Statutory Auditor of JSC "Aeroflot" for 2008.

The order of making information (materials) available

For the purpose of making the aforesaid information (materials) available to the shareholders and their representatives Information Centers are set up during the period of May 23 to June 23, 2007 open from 10 a.m. till 5 p.m. on working days (on Fridays – till 3:30 p.m.).

Locations of Information Centers:

- JSC "Aeroflot" Department of Shared Property, room 624, bldg.9, Leningradsky Prospekt, 37, Moscow, 125167;- JSC "Aeroflot" Flight Personnel Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow, 103340.

AEROFLOT Russian Airlines

SKYTEAM

RECEIVED

2008 JUN 15 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(82-4592)

Recommended by
the Board of Directors of JSC "Aeroflot"
(minutes № 10 of April 29, 2008)

Agenda
Annual General Meeting of Shareholders of JSC "Aeroflot"
21st of June, 2008

1. Approval of the Order of the Day, Voting Order, Composition of Annual General Meeting JSC "Aeroflot" shareholders working bodies.
2. Approval of the corporate Annual Report.
3. Approval of the annual accounting statements including profit and loss statements (profit and loss accounts) of the Company.
4. Approval of profit distribution for 2007 results.
5. About the size, term and form of payment of dividends for 2007 results.
6. Election of Members of the Board of Directors of the Company.
7. Election of Members of the Audit Commission of the Company.
8. Approval of the Company Statutory Auditor.
9. About transactions involving interests between JSC "Aeroflot" and its affiliated and dependent companies.

9.1. About transaction involving interests between JSC "Aeroflot" and Closed Joint Stock Company "Aerofmar" on provisioning in-flight food staffs and service rendering.

9.2. About transaction involving interests between JSC "Aeroflot" and Closed Joint Stock Company "Aeroflot – Cargo" on chartering passenger aircraft capacities (own and leased) of JSC "Aeroflot".

9.3. About transaction involving interests: the agreement on the terms of operation of aircraft by Closed Joint Stock Company "Aeroflot – Nord" when carrying out transportation (flights) under JSC "Aeroflot" code.

9.4. About transaction involving interests: the agreement on the terms of operation of aircraft by JSC "Aeroflot – Don" when carrying out transportation (flights) under JSC "Aeroflot" code. .

9.5. About transaction involving interests: agreement on supplies of aircraft fuel and oils between JSC "Aeroflot" and Closed Joint Stock Company "TZK Sheremetyevo".

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHPLDERS OF JSC "AEROFLOT"

Moscow **June 21, 2008**

Recommended by
the Board of Directors of JSC "Aeroflot"
(Minutes № 10 of the 29th of April, 2008)

PROPOSALS ON PERSONAL COMPOSITION OF MANAGING BODIES

PRESIDIUM:

1	V.N.Antonov	- First Deputy General Director of JSC "Aeroflot", member of the Board of Directors of JSC "Aeroflot";
2	A.A. Danilitsky	-General Director of ZAO "National Reserves Corporation", member of the Board of Directors of JSC "Aeroflot";
3	L.A.Dyshatin	- First Deputy General Director, ZAO "National Reserve Corporation", member of the Board of Directors of JSC "Aeroflot";
4	V.P. Ivanov	- Assistant to the President of the Russian Federation, Chairman of the Board of Directors of JSC "Aeroflot";
5	M.Yu.Kopeikin	- Deputy Chief, Administration of the Government of the Russian Federation, member of the Board of Directors of JSC "Aeroflot";
6	B.M. Korol	Deputy Minister of Transport of the Russian Feseration
7	G.S.Nikitin	- Chief of the Administration of the Federal Agency of State Property Management (Rosimuschestvo);
8	V.M. Okulov	- General Director, JSC "Aeroflot", member of the Board of Directors of JSC "Aeroflot";
9	V.N.Shablin	- Senior Vice-President, AKB "National Reserve Bank", member of the Board of Directors of JSC "Aeroflot";
10	A.V.Sharonov	- Executive Director of Group of Companies "Troyka Dialog", member of the Board of Directors of JSC "Aeroflot";
11	A.A.Urchik	- Assistant to the RF Minister of Transport;
12	A.N. Brylov	- Deputy General Director – Executive Secretary of the Board of Directors of JSC "Aeroflot".

* * *

CHAIRMAN OF THE MEETING: Chairman of the Board of Directors of JSC "Aeroflot" V.P.Ivanov

MEETING MANAGER: A.N. Brylov– Executive Secretary of the JSC "Aeroflot" Board of Directors.

MEETING SECRETARY: A.V.Milekhin – Acting Deputy Director of the Legal Department - Chief of Legal Section, Department of Legal Issues of JSC "Aeroflot".

RETURNING BOARD: Specialized Registrar of the Company – ZAO "National Reserve Corporation"

PROCEDURAL GROUP:

A.V.Gruzinov – Deputy Chief of Legal Service – Chief of Legal Section, Department Legal Issues of JSC "Aeroflot";

T.V.Aldysheva – Deputy Chief of Corporate Legal Department of Operations Legal Services, Department of Legal Issues of JSC "Aeroflot". COMMISSION FOR

CONTROL OVER SUMMING UP VOTE RETURNS:

A.A.Koldunov – Deputy General Director – Chief of Flight Safety Inspection of JSC "Aeroflot";

A.A. Lukyanov- Director, Department of Procurement of JSC "Aeroflot";

A.P. Yakimchuk – First Deputy Director, Flight Complex – Chief Pilot of JSC "Aeroflot";

E.V. Leznina – Chief Specialists, Section of Securities, Department of Shared Property of JSC "Aeroflot";

D.I.Novikov – Leading Expert, Section of Corporate Security, Department of Operational Security of JSC "Aeroflot".

COMMISSION FOR PREPARATION DRAFT RESOLUTION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS:

I.D. Dannenberg – Chief, Service of Corporate Communications, Department of Public Relations of JSC "Aeroflot";

I.A. Destyatnirchenko – Deputy General Director of JSC "Aeroflot", Management of Routs Network and Cargo Operations;

V.A.Matvienko – JSC "Aeroflot" Executive Board Affairs Manager;

M.I. Poluboyarinov – Deputy General Director of JSC "Aeroflot", Finances and Planning;

SECRETARIAT:

A.V.Milekhin – Acting Deputy Director of the Department – Chief of Legal Service, Department of Legal Issues of JSC "Aeroflot";E.V.
Antonova – Chief of the Group of Administration of the Board of Directors of JSC "Aeroflot".

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow **the 21st of June, 2008**

RECOMMENDED BY
the Board of Directors of JSC "Aeroflot"
Minutes № 10 of the 29th of April, 2008

VOTE ORDER

№	Agenda Item	Wording of resolution	Conditions for adoption of resolution	Ballot type	Ballot №
1	2	3	4	5	6
1.	Approval of the order of the day, of the voting order, of the composition of the working bodies of the Extraordinary General Meeting of shareholders.	Be it resolved to approve the order of the day, the voting order, the composition of the working bodies of the Extraordinary General Meeting of shareholders.	Majority of votes	FOR AGAINST ABSTAIN	1
2.	Approval of the annual Report of JSC "Aeroflot"	Be it resolved to approve the Annual Report of JSC "Aeroflot" for the year of 2007	Majority of votes	FOR AGAINST ABSTAIN	2
3.	Approval of annual accounting statements including the statement (account) of profit and loss of JSC "Aeroflot" after the results of fiscal year 2007.	Be it resolved to approve annual accounting statements including the statement (account) of profit and loss of JSC "Aeroflot" after the results of fiscal year 2007.	Majority of votes	FOR AGAINST ABSTAIN	3

1	2	3	4	5	6
4.	Approval of allocation of profit of JSC "Aeroflot" after the results of fiscal year 2007	Be it resolved to approve profit allocation (including payment (announcement) of dividend) of JSC "Aeroflot" after the results of fiscal year 2007.	Majority of votes	FOR AGAINST ABSTAIN	4
5.	About the amount, terms and form of payment of dividends on shares of JSC "Aeroflot" after the results of fiscal year 2007.	Be it resolved to pay the dividend on shares of JSC "Aeroflot" during the period from June 22 till August 20, 2008 basing on the results of the 2007 fiscal year in the amount of 1.367 rubles per share in cash.	Majority of votes	FOR AGAINST ABSTAIN	5
6.	Election of members of the Board of Directors of JSC "Aeroflot"	Be it resolved to elect eleven members to the JSC "Aeroflot" Board of Directors from the following nominees: 1. V.N.Antonov 7. G.K.Kurzenkov 2. A.A. Danilitsky 8. A.E. Lebedev 3. L.A.Dushatin 9. G.S.Nikitin 4. V.P.Ivanov 10. V.M.Okulov 5. M.Yu.Kopeikin 11. V.I. Strazalkovsky 6. B.M.Korol 12. V.N.Shablin	Majority of votes through commutative voting	List of nominees for election to the JSC "Aeroflot" Board of Directors	6
7.	Election of members of the Audit Commission of JSC "Aeroflot"	Be it resolved to elect five members to the Audit Commission of JSC "Aeroflot" from the following nominees: 1. T.Yu.Vokhmin 5. E.A.Mikheev 2. D.Yu.Galkin 6. A.E. Narasov 3. S.N.Iz umov 7. M.V.Yakimets 4. P.S.Kalmaev	Majority of votes	List of nominees for election to the Auditing Commission of JSC "Aeroflot"	7
8.	Appointment of the Statutory Auditor of JSC "Aeroflot".	Be it resolved to appoint ZAO "HLB Vneshaudit" as the Statutory Auditor of JSC "Aeroflot" for 2008	Majority of votes	FOR AGAINST ABSTAIN	8

1	2	3	4	5	6
9.	About transactions involving interests between JSC "Aeroflot" and its affiliated and dependent companies				
9.1	About the transaction involving interests between JSC "Aeroflot" and ZAO "Aerofmar" on the supply of in-flight food staffs and rendering services to JSC "Aeroflot"	Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and ZAO "Aeromar" on the supply of in-flight food staffs and rendering services to JSC "Aeroflot" on the following terms: *Transaction subject: rendering services on preparation and delivery of in-flight food staffs, beverages and associated goods.* *Price limit of the transaction: 1 900 000 000 (one billion nine hundred million) rubles.* *Transaction term: open-end agreement*	Majority of votes	FOR AGAINST ABSTAIN	9
9.2	About the transaction involving interests between JSC "Aeroflot" and ZAO "Aeroflot - Cargo" on chartering passenger aircraft capacities (own and leased) of JSC "Aeroiflot"	Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and ZAO "Aeroflot - Cargo" on chartering passenger aircraft capacities (own and leased) by JSC "Aeroiflot" on the following terms: *Transaction subject: provisioning of available cargo capacities (own and leased) by JSC "Aeroflot" to ZAO "Aeroflot – Cargo" on the entire routes network for carriage of cargo and mail.* *Price limit of the transaction: 10 500 000 000 (ten billion five hundred million) rubles.* *Transaction term: till October 31, 2009*	Majority of votes	FOR AGAINST ABSTAIN	9
9.3	About the transaction involving interests – the agreement on the terms of aircraft operation by ZAO "Aeroflot - Nord" when performing transportation (flights) under JSC "Aeroflot" code.	Be it resolved to approve the transaction involving interests - the agreement on the terms of B737-500 aircraft operation when performing transportation (flights) under JSC "Aeroflot" code between JSC "Aeroiflot" and ZAO "Aeroflot – Nord" on the following terms: *Transaction subject: operation of B737-500 aircraft by* ZAO *"Aeroflot – Nord" when performing transportation (flights) under JSC "Aeroflot" code between JSC "Aeroiflot" and ZAO "Aeroflot – Nord".* *The operation is carried out by crews of ZAO "Aeroflot-Nord".* *Number of aircraft: up to 15 B737-500 aircraft* *Price limit of the transaction: up to 22 000 000 000 (twenty two billion) rubles.* *Transaction term: up to five years*	Majority of votes	FOR AGAINST ABSTAIN	9

1	2	3	4	5	6
9.4	About the transaction involving interests – the agreement on the terms of aircraft operation by JSC "Aeroflot – Don" when performing transportation (flights) under JSC "Aeroflot" code	Be it resolved to approve the transaction involving interests - the agreement on the terms of B737-500 aircraft operation when performing transportation (flights) under JSC "Aeroflot" code between JSC "Aeroiflot" and ZAO "Aeroflot – Don" on the following terms: *Transaction subject: operation of B737-500 aircraft by ZAO "Aeroflot – Don" when performing transportation (flights) under JSC "Aeroflot" code between JSC "Aeroiflot" and ZAO "Aeroflot – Nord". The operation is carried out by crews of ZAO "Aeroflot-Don".* *Number of aircraft: up to 10 B737-500 aircraft* *Price limit of the transaction: up to 15 000 000 000 (fifteen billion) rubles.* *Transaction term: up to five years*	Majority of votes	FOR AGAINST ABSTAIN	9
9.5	About the transaction involving interests – the agreement on the supply of aircraft fuel and oils between JSC "Aeroflot" and ZAO "TZK SHeremetyevo"	Be it resolved to approve the transaction involving interests – the agreement on the supply of aircraft fuel and oils between JSC "Aeroflot" and ZAO "TZK Sheremetyevo" on the following terms: *Transaction subject: supply of aircraft fuel of TC-1 (PT) grade* *Price limit of the transaction: up to 44 850 000 000 (forty fore billion eight hundred and fifty million) rubles.* *Transaction term: till December 31, 2009*	Majority of votes	FOR AGAINST ABSTAIN	9

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow the 21st of June, 2008

RECOMMENDED BY
the Board of Directors of JSC "Aeroflot"
(Minutes № 10 of the 29th of April, 2008)

ORDER OF THE DAY

1.	**OPENING OF ANNUAL GENERAL MEETING OF SHAREHOLDERS** Opening address by Chairman of the Board of Directors, Mr. V.P.Ivanov	**10.00 - 10.05**
2.	**INFORMATION ON THE QUORUM OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS** Report by the Returning Board	**10.05 - 10.10**
3.	***Issue № 1 of the Agenda*** **– APPROVAL OF THE ORDER OF THE DAY, VOTING ORDER, COMPOSITION OF MANAGING BODIES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS** Speaker: Chairman of the Board of Directors, Mr. V.P.Ivanov	**10.10 - 10.15**
	DEBATES ON ISSUE № 1 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**10.15 - 10.20**
	VOTING ISSUE № 1 OF THE AGENDA	**10.20 - 10.25**
4.	***Issue № 2 of the Agenda*** **– APPROVAL OF ANNUAL REPORT OF JSC "AEROFLOT"** Speaker: General Director of JSC "Aeroflot", Mr. V.M.Okulov.	**10.25 - 10.55**
	DEBATES ON ISSUE № 2 OF THE AGENDA (Maximum 5 speakers, 5 minutes each)	**10.55 - 11.20**
	VOTING ISSUE № 2 OF THE AGENDA	**11.20 - 11.25**
5.	***Issue № 3 of the Agenda*** **– APPROVAL OF THE ANNUAL ACCOUNTING STATEMENTS ICNLUDING THE STATEMENT (ACCOUNT) OF PROFITS AND LOSS OF JSC "AEROFLOT"** Speaker: Chief Accountant of JSC "Aeroflot" Trusov A.P. Co-speakers: Chairman of the Audit Commission Galimov N.A.; representative of the Statutory Auditor of JSC "Aeroflot".	**11.25 - 11.50**
	DEBATES ON ISSUE № 3 OF THE AGENDA (Maximum 3 speakers, 3 minutes each)	**11.50 -12.00**
	VOTING ISSUE № 3 OF THE AGENDA	**12.00 -12.05**
6.	**BREAK**	**12.05 – 12.20**
7.	***Issue № 4 of the Agenda*** **–APPROVAL OF THE ALLOCATION OF PROFIT (INCLUDING PAYMENT (ANNOUNCEMENT) OF DIVIDENDS) AFTER THE RESULTS OF THE FISCAL YEAR OF 2006.** Speaker: Deputy General Director of JSC "Aeroflot", Mr. M.I. Poluboyarionov	**12.20 -12.30**
	DEBATES ON ISSUE № 4 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**12.30 - 12.40**
	VOTING ISSUE № 4 OF THE AGENDA	**12.40 - 12.45**
8.	***Issue № 5 of the Agenda*** **– AMOUNT OF DIVIDEND ON JSC "AEROFLOT" SHARES, TIME, ORDER AND FORM OF PAYMENT OF DIVIDEND** Speaker: Deputy General Director of JSC "Aeroflot", Mr. M.I. Poluboyarionov	**12.45 - 12.55**
	DEBATES ON ISSUE № 5 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**12.45 - 12.55**
	VOTING ISSUE № 5 OF THE AGENDA	**12.55 - 13.00**
9.	***Issue № 6 of the Agenda*** **– ELECTIONS OF MEMBERS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"** Speaker: Chairman of the Board of Directors of JSC "Aeroflot", Mr. V.P. Ivanov	**13.00 - 13.05**
	DEBATES ON ISSUE № 6 OF THE AGENDA (Maximum 5 speakers, 2 minutes each)	**13.05 - 13.15**
	VOTING ISSUE № 6 OF THE AGENDA	**13.15 - 13.20**

10.	*Issue № 7 of the Agenda* – **ELECTIONS OF MEMBERS OF THE AUDITING COMMISSION OF JSC "AEROFLOT"** Speaker: Chairman of the Board of Directors, Mr. V.P. Ivanov	**13.20 - 13.25**
	DEBATES ON ISSUE № 6 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**13.25 - 13.30**
	VOTING ISSUE № 7 OF THE AGENDA	**13.30 -13.35**
11.	*Issue № 8 of the Agenda* – **APPROVAL OF THE STATUTORY AUDITOR OF JSC "AEROFLOT" FOR 2007** Speaker: Chairman of the Board of Directors, Mr. V.P.Ivanov	**13.35 - 13.40**
	DEBATES ON ISSUE № 8 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**13.40 - 13.45**
	VOTING ISSUE № 8 OF THE AGENDA	**13.45 - 13.50**
12.	*Issue № 9 of the Agenda* – **APPROVAL OF TRANSACTIONS INVOLVING INTERESTS WITH AFFILIATED AND DEPENDENT COMPANIES** Speaker: Deputy General Director of JSC "Aeroflot" Budaev K.S.	**13.50 – 14.00**
	DEBATES ON ISSUE № 9 OF THE AGENDA (Maximum 5 speakers, 2 minutes each)	**14.00 – 14.10**
	VOTING ISSUE № 9 OF THE AGENDA	**14.10 – 14.15**
13.	**BREAK**	**14.15 – 14.45**
14.	**COMMENTS ON THE MEETING PROCEDURE, ANSWERS TO SHAREHOLDERS' QUESTIONS**	**14.45 – 14.55**
15.	**CLOSING ADDRESS OF THE GENERAL DIRECTOR OF JSC "AEROFLOT"**	**14.55 – 15.00**
16.	**ANNOUNCEMENT OF VOTE RETURNS**	**15.00 – 15.10**

NOTE: time of the meeting may be cut down by reducing the time of reviewing issues of the agenda.

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF JSC "AEROFLOT"
June 21, 2008

LIST
of members of the Board of Directors of JSC "Aeroflot"
elected at the Annual General Meeting of shareholders in 2007

1.	Antonov Vladimir Nikolaevitch	- First Deputy General Director of JSC "Aeroflot"
2.	Danilitsky Anatoly Antonovitch	- General Director of OOO "National Reserves Corporation"
3.	Dushatin Leonid Alexeevitch	- First Deputy General Director of OOO "National Reserves Corporation"
4.	Ivanov Victor Petrovitch	- Assistant to the President of the Russian Federation
5.	Kopeikin Michail Yurievitch	- Deputy Chief of the Administration of the Government of the Russian Federation
7.	Nikitin Gleb Sergeevitch	- Deputy Chief of the Administration of the Federal Agency of State Property Management
8.	Okulov Valery Michailovitch	- General Director of JSC "Aeroflot"
8.	Korol Boris Michailovitch	- Deputy Minister of Transportation of the Russian Federation
9.	Shablin Vladimir Nikolaevitch	- Senior Vice-President of OAO AKB "National Reserve Bank"
10.	Sharonov Andrey Vladimirovitch	- Asset management Chairman Group of companies Troika-Dialogue
11.	Yurchik Alexander Alexeevitch	- Assistant to the Mister of Transport of the Russian Federation

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF JSC "AEROFLOT"
June 21, 2008

LIST
of Members of the Auditing Commission of JSC "Aeroflot"
elected by the Annual General Meeting of Shareholders of the Company in 2007

№	Full Name	Position
1	**Galimov Nikolay Anasovitch**	Deputy Director of a department of the Ministry of Transport of the Russian Federation
2	**Galkin Dmitry Yurievitch**	Chief, Internal Audit Service of JSC "Aeroflot"
3	**Kalmaev Pavel Sergeevitch**	Leading Advisor of a department of the RF Ministry of Economic Development and Trade
4	**Sharomova Victoriya Victorovna**	Chief of Administration of Federal Agency of Air Transport (Rosaviation)
5	**Yadrenkov Alexander Sergeevitch**	Advisor to the Administration of the Federal Agency of State Property Management (Rosimuschestvo)

(82-4592)

AEROFLOT Russian Airlines

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JSC "AEROFLOT"

Moscow

the 21rd of June, 2008

Recommended by
the Board of Directors of JSC "Aeroflot"
(Minutes № 10 of April 29, 2008)

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

About the Annual Report of JSC "Aeroflot" for 2007

"Be it resolved to recommend to the forthcoming Annual General Meeting of shareholders of JSC "Aeroflot" to approve Annual Report of JSC "Aeroflot" for 2007"

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF JSC "AEROFLOT"

Moscow

June 21, 2008

Recommended by
the Board of Directors of JSC "Aeroflot"
(minutes № 10 of April 29, 2008)

PROPOSAL OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

on the amount of dividend on JSC "Aeroflot" shares, time, order and form of payment of dividend

"Be it resolved to endorse proposal of the Executive Board of the Company and to recommend to the Annual General Meeting of JSC "Aeroflot" to agree to pay the dividend on shares of JSC "Aeroflot" during the period from June 22 till August 20, 2008 basing on the results of the 2007 fiscal year in the amount of 1.367 rubles per share in cash".

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF JSC "AEROFLOT"

June 21, 2008

Moscow

Recommended by
the Board of Directors of JSC "Aeroflot"
(minutes № 10 of April 29, 2008)

PROPOSAL OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On the outcome of the tender of selecting the Statutory Auditor of JSC "Aeroflot" for 2008.

The forthcoming Annual General Meeting of shareholders convening on June 21, 2008 is recommended to appoint ZAO "HLB VNESHAUDIT" as the Statutory Auditor of JSC "Aeroflot" for 2008.

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
JSC "AEROFLOT"

June 21, 2008

Moscow

Recommended by
the Board of Directors of JSC "Aeroflot"
(minutes № 10 of April 29, 2008)

PROPOSAL OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On allocation of profit (including payment (announcement) of dividends) based on the results of the fiscal year of 2007

"It is recommended to approve proposals of the Executive Board and recommend to the forthcoming Annual General Meeting of shareholders of JSC "Aeroflot"to be held on June 21st of 2008 to approve the allocation of profit (including payment (announcement) of dividends) fo the Company basing on the results of the fiscal year of 2007"

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 1
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 21st of June, 2008, 10 a.m.
Full name (corporate name) of the shareholder:
Registration number:

Issue № 1 of the agenda: Approval of the order of the day, vote order, composition of the working bodies of the General Meeting of shareholders of the Annual General Meeting JSC "Aeroflot". *Number of votes in the shareholder's possession for voting the aforesaid issue:*	
The wording of the resolution on issue № 1 of the agenda: "BE IT RESOLVED TO APPROVE THE ORDER OF THE DAY, THE VOTE ORDER, THE COMPOSITION OF THE WORKING BODIES OF THE GENERAL MEETING OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ____

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;***

**** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 18th of June, 2008 are only taken into account.

AEROFLOT Russian Airlines

SKYTEAM

(82-4592)

BALLOT № 2
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 21st of June, 2008, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 2 of the agenda: Approval of the Annual Report of JSC "Aeroflot". *Number of votes in the shareholder's possession for voting the aforesaid issue:*	
The wording of the resolution on issue № 2 of the agenda: "BE IT RESOLVED TO APPROVE ANNUAL REPORT OF JSC "AEROFLOT"	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;***

**** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 18th of June, 2008 are only taken into account.

AEROFLOT Russian Airlines

SKYTEAM

(82-4592)

BALLOT № 3
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 21st of June, 2008, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 3 of the agenda: Approval of the annual accounting statements including the statement of profit and loss (accounts of profit and loss) of JSC "Aeroflot".

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 3 of the agenda: "BE IT RESOLVED TO APPROVE ANNUAL ACCOUNTING STETMENTS OF PROFIT AND LOSS (ACCOUNTS OF PROFIT AND LOSS) OF JSC "AEROFLOT" AFTER THE RESULTS OF FISCAL YEAR 2007".	«PLACET» ☐ ______votes «NON PLACET» ☐ ________ votes «ABSTAIN» ☐ ________ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ________________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;***

**** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 18th of June, 2008 are only taken into account.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 4
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"

Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.

Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6

Date and time of the Meeting: the 21st of June, 2008, 10 a.m.

Full name (corporate name) of the shareholder:

Registration number:

Issue № 4 of the agenda: Approval of the allocation of profit (including payment (announcement) of dividend) of JSC "Aeroflot" after the results of fiscal year 2007. *Number of votes in the shareholder's possession for voting the aforesaid issue:*	
The wording of the resolution on issue № 4 of the agenda: "BE IT RESOLVED TO APPROVE ANNUAL ALLOCATION OF PROFIT (INCLUDING PAYMENT (ANNOUCEMENT) OF DIVIDEND) OF JSC "AEROFLOT" AFTER THE RESULTS OF FISCAL YEAR 2007".	«PLACET» ☐ ______votes «NON PLACET» ☐ ________ votes «ABSTAIN» ☐ ________ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;***

**** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 18th of June, 2008 are only taken into account.

AEROFLOT Russian Airlines

SKYTEAM

(82-4592)

BALLOT № 5
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"

Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.

Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6

Date and time of the Meeting: the 21st of June, 2008, 10 a.m.

Full name (corporate name) of the shareholder:

Registration number:

***Issue № 5 of the agenda*: About the amount, terms and form of payment of dividends on shares of JSC "Aeroflot" after the results of fiscal year 2007.** *Number of votes in the shareholder's possession for voting the aforesaid issue:*

The wording of the resolution on issue № 5 of the agenda: "BE IT RESOLVED TO PAY THE DIVIDEND ON SHARES OF JSC "AEROFLOT" DURING THE PERIOD FROM JUNE 22 TILL AUGUST 20, 2008 AFTER THE RESULTS OF THE 2007 FISCAL YEAR IN THE AMOUNT OF 1.367 RUBLES PER SHARE IN CASH".	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____

In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ⊠ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 18th of June, 2008 are only taken into account.

(82-4592)

BALLOT № 6
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradský Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 21st of June, 2008, 10 a.m.

Full name (corporate name) of the shareholder:

Registration number:

***Number of cumulative votes:**

Issue № 6 of the agenda: Election of members of the Board of Directors of JSC "Aeroflot".

The wording of the resolution for issue № 6 of the agenda: "BE IT RESOLVED TO ELECT ELEVEN MEMBERS OF THE BOARD OF DIRECTORS OF THE JSC "AEROFLOT" FROM THE FOLLOWING NOMINEES"

			Distribution of votes
1.	**Antonov Vladimir Nikolaevitch** – First Deputy General Director of JSC "Aeroflot"	1.	
2.	**Danilitsky Anatoly Antonovitch** – General Director, ZAO "National Reserves Corporation" ("NRC"), Member of the Executive Board of ZAO "NRC"	2.	
3.	**Dushatin Leonid Alexseevitch** – First Deputy General Director of ZAO "NRC", Member of the Executive Board of ZAO "NRC"	3.	
4.	**Ivanov Victor Petrovitch** – Assistant to the President of the Russian Federation	4.	
5.	**Kopeikin Mikhail Yurievitch** – Deputy Chief of the Administration of the Government of the Russian Federation	5.	
6.	**Korol Boris Mikhailovitch** - Deputy Minister of Transport of the Russian Federation	6.	
7.	**Kurzenkov Gennady Kuzmitch** – Chief of Rotransnadzor (RF Committee of Transport Monitoring)	7.	
8.	**Lebedev Alexander Evgeneyevitch** – Chairman of the Board of Directors of ZAO "NRC"	8.	
9.	**Nikitin Gleb Sergeevitch** – Deputy Chief of the Administration of the Federal Agency of State Property Management	9.	
10.	**Okulov Valery Mikhailovitch** - General Director of JSC "Aeroflot	10.	
11.	**Strzalkovsky Vladimir Igorevitch** – Chief of Rosturizm (RF Committee for Tourizm)	11.	
12.	**Shablin Vladimir Nikolaevitch** – Senior Vice-President of AKB "National Reserve Bank"	12.	

Shareholder's (representative's) signature ____________________

* Voting of agenda issue № 6 is carried out by cumulative vote. Under cumulative vote arrangement the number of votes indicated in the ballot is obtained by multiplying the number of shares belonging to the shareholder by the number of persons to be elected to the Board of Directors of the Company (11 persons) and the shareholders has the right to cast all the votes indicated in the ballot in favor of one nominee or distribute them between two or more nominees at his/her own discretion. Fractional part of a vote, resultant from the multiplying of vote number, belonging to the shareholder by the number of persons to be elected to the Board of Directors of the Company can be cast for one nominee only.

(The ballot has front and reverse sides)

ATTENTION!

The voting ballot must be signed by a shareholder or by a shareholder's representative. The voting at the Annual General Meeting of shareholders is done by ballots that have been delivered to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: **JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.**

If the voting is done by proxy by way of mailing the ballot to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote returns the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – before the 18th of June, 2008, inclusive.

In case you have transferred shares in your possession after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized you are responsible **to** issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting personally according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case in future when shares are transferred.

For that matter, the following voting rules must be complied with:

1) if more than one voting option is marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized;
3) if after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized. If instructions of the acquirers of shares in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized were received and the instructions are identical to the chosen voting option then such votes are summed up.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 7
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 21st of June, 2008, 10 a.m.
Full name (corporate name) of the shareholder:
Registration number:

Issue № 7 of the agenda: Election of members of the Audit Commission of JSC "Aeroflot".

Number of votes the shareholder possesses when voting this issue:

The wording of the resolution for issue № 7 of the agenda: "BE IT RESOLVED TO ELECT FIVE MEMBERS OF THE AUDIT COMMISSION OF THE JSC "AEROFLOT" FROM THE FOLLOWING NOMINEES:"

PLACET	*Number of "PLACET" votes*	NON PLACET	*Number of "NON PLACET" votes*	ABSTAIN	*Number of "ABSTAIN" votes*

1. **Vokhmin Timofey Yurievitch** – Chief of a Department of Rosaviation

PLACET		NON PLACET		ABSTAIN	

2. **Galkin Dmitry Yurievitch** – Chief, Internal Audit Service of JSC "Aeroflot"

PLACET		NON PLACET		ABSTAIN	

3. **Izumov Sergey Nicolaevitch** – Advisor of a Department of the Ministry of Transport of the Russian Federation

PLACET		NON PLACET		ABSTAIN	

4. **Kalmaev Pavel Sergeevitch** – Deputy Chief of a Department of the RF Ministry of Economic Development and Trade

PLACET		NON PLACET		ABSTAIN	

5. **Mikheeva Elena Andreevna** – Deputy Chief of a Department of the Ministry of Transport of the Russian Federation

PLACET		NON PLACET		ABSTAIN	

6. **Tarasov Alexey Evgenievitch** – Deputy General Director, Chief of Legal Department of ZAO "NRC", Member of the Executive Board of ZAO "NRC"

PLACET		NON PLACET		ABSTAIN	

7. **Yakimets Margarita Valerievna** – Deputy Director, Department of Economy and Financial Planning – Chief of the Service for Operations and Economic Planning of JSC "Aeroflot"

PLACET		NON PLACET		ABSTAIN	

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder (representative)

When voting by ballot № 7, please, choose for each nominee one of the suggested voting options by putting any mark in the corresponding box, except when voting under instructions of persons who become owners of the shares after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been finalized. The number of votes in the corresponding to the voting option box is to be indicated if after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been finalized, a transfer of shares to one or several acquirers was effected, except cases when all shares have been transferred to one and the same acquirer who issued instructions for voting by the shares, or all shares have been transferred to several acquirers who issued identical instructions for voting by the shares.

Voting ballot № 7 will be deemed invalid if the option "PLACET" in the given ballot is marked for more than five nominees, if the voter failed to mark any nominee at all, or the opinion for all nominees is ambiguous and also if the ballot is not signed, then the votes of the given ballot is disregarded.

(The ballot has front and reverse sides)

ATTENTION!

The voting ballot must be signed by a shareholder or by a shareholder's representative. The voting at the annual General Meeting of shareholders is done by ballots that have been delivered to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: **JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.**

If the voting is done by proxy by way of mailing the ballot to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – before the 21st of June, 2008, inclusive.

In case you have transferred shares in your possession after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized you are responsible **to** issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting personally according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case when shares are transferred in future.

For that matter, the following voting rules must be complied with:

1) if more than one voting option is marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized;
3) if after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized. If instructions of the acquirers of shares in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized were received and the instructions are identical to the chosen voting option then such votes are summed up.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 8
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 21st of June, 2008, 10 a.m.
Full name (corporate name) of the shareholder:
Registration number:

Issue № 8 of the agenda: Appointment of the Statutory Auditor of JSC "Aeroflot" *Number of votes in the shareholder's possession for voting the aforesaid issue:*	
The wording of the resolution on issue № 8 of the agenda: "BE IT RESOLVED TO APPOINT ZAO "HLB VNESHAUDIT" AS THE STATUTORY AUDITOR OF JSC "AEROFLOT" FOR 2008".	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ________________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 18th of June, 2008 are only taken into account.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 9
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 21st of June, 2008, 10 a.m.
Full name (corporate name) of the shareholder:
Registration number:
Issue № 9 of the agenda: About transactions involving interests between JSC "Aeroflot" and its affiliated and dependent companies.
Number of votes in the shareholder's possession for voting the aforesaid issue:

9.1. **Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and ZAO "Aeromar" on the supply of in-flight food staffs and rendering services to JSC "Aeroflot" on the following terms:**
Transaction subject: rendering services on preparation and delivery of in-flight food staffs, beverages and associated goods.
Price limit of the transaction: 1 900 000 000 (one billion nine hundred million) rubles.
Transaction term: open-end agreement

"PLACET" "NON PLACET" "ABSTAIN"

☐ ____________ votes ☐ ____________ votes ☐ ____________ votes

9.2. **Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and ZAO "Aeroflot - Cargo" on chartering passenger aircraft capacities (own and leased) by JSC "Aeroflot" on the following terms:**
Transaction subject: provisioning of available cargo capacities (own and leased) by JSC "Aeroflot" to ZAO "Aeroflot – Cargo" on the entire routes network for carriage of cargo and mail.
Price limit of the transaction: 10 500 000 000 (ten billion five hundred million) rubles.
Transaction term: till October 31, 2009

"PLACET" "NON PLACET" "ABSTAIN"

☐ ____________ votes ☐ ____________ votes ☐ ____________ votes

9.3. **Be it resolved to approve the transaction involving interests - the agreement on the terms of B737-500 aircraft operation when performing transportation (flights) under JSC "Aeroflot" code between JSC "Aeroflot" and ZAO "Aeroflot – Nord" on the following terms:**
Transaction subject: operation of B737-500 aircraft by ZAO "Aeroflot – Nord" when performing transportation (flights) under JSC "Aeroflot" code between JSC "Aeroiflot" and ZAO "Aeroflot – Nord". The operation is carried out by crews of ZAO "Aeroflot-Nord".
Number of aircraft: up to 15 B737-500 aircraft
Price limit of the transaction: up to 22 000 000 000 (twenty two billion) rubles.
Transaction term: up to five years

"PLACET" "NON PLACET" "ABSTAIN"

☐ ____________ votes ☐ ____________ votes ☐ ____________ votes

(The ballot has front and reverse sides)

9.4. Be it resolved to approve the transaction involving interests - the agreement on the terms of B737-500 aircraft operation when performing transportation (flights) under JSC "Aeroflot" code between JSC "Aeroiflot" and ZAO "Aeroflot – Don" on the following terms:

Transaction subject: operation of B737-500 aircraft by ZAO "Aeroflot – Don" when performing transportation (flights) under JSC "Aeroflot" code between JSC "Aeroiflot" and ZAO "Aeroflot – Don". The operation is carried out by crews of ZAO "Aeroflot-Nord".

Number of aircraft: up to 10 B737-500 aircraft

Price limit of the transaction: up to 15 000 000 000 (fifteen billion) rubles.

Transaction term: up to five years

"PLACET "	"NON PLACET"	"ABSTAIN"
☐ ____________ votes	☐ ____________ votes	☐ ____________ votes

---

9.5. Be it resolved to approve the transaction involving interests – the agreement on the supply of aircraft fuel and oils between JSC "Aeroflot" and ZAO "TZK Sheremetyevo" on the following terms:

Transaction subject: supply of aircraft fuel of TC-1 (PT) grade

Price limit of the transaction: up to 44 850 000 000 (forty fore billion eight hundred and fifty million) rubles.

Transaction term: till December 31, 2009

"PLACET "	"NON PLACET"	"ABSTAIN"
☐ ____________ votes	☐ ____________ votes	☐ ____________ votes

☐ *- mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ *- mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ *- mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____

In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 18th of June, 2008 are only taken into account.

(82-4592)

CURRICULA VITAE OF NOMINEES TO THE AUDITING COMISSION OF JSC "AEROFLOT"

(Annual General Meeting of shareholders, June 21, 2008)

1. **VOKHMIN TIMOFEY URIEVITCH** – Cheif of the Finance, Accounting and Reporting Administration of the Federal Air Transport Agency. Born in 1976 in Isfar. In 1997 graduated from Pipperdine University (USA) and till 2000 worked in the United States of America. In 2000 Financial Manager of JSC "National Trade Bank". 2001 through 2004 – Inspector, Leading Inspector, Chief Inspector of Foreign Currency and Non-sales Operation Department of Joint Stock Commercial Savings Bank RF in Tolyatty. 2005 - 2006 – Financial Director, Director of JSC "Financial Legal Group MNB". In 2006 – Deputy Mayor of Blagoveschinsk city. In 2007 – Deputy Chief of Finance, Accounting and Reporting Administration, then – Chief of the Accounting and Reporting of the Federal Air Transport Agency Administration,

2. **GALKIN DMITRY URIEVITCH** – Chief of the Internal Auditing Service of JSC "Aeroflot". Born in 1963 in Moscow. In 1986 graduated from Moscow Institute of Management named after S.Ordgonikidze with qualification "engineer in economics on organization of management of transport organizations". In 1986 to 1988 served in armed forces. In 1988 to 2002 served in JSC "Aeroflot" in the positions of Economist, Leading Economist, Chief of a department, Deputy Chief of Supervision and Auditing Service.

3. **IZYUMOV SERGEY NIKOLAEVITCH** – Deputy Chief of the Internal Auditing Service of the Economics and Finance Department of the Ministry of Transport of the Russian Federation. Born in 163 in Chita. In 1999 graduated from Irkutsk State Economics Academy with qualification "finances and crediting". 1981 to 1983 served in armed forces. From 1894 till 1992 worked as electric mechanic of the Locomotive Depot of Chita-I Railway Station. From 1993 till 2001 – Auditor, Senior Inspector-Auditor, Chief of Inspector-Auditing Administration of the Ministry of Finances of the Russian Federation for Chita Region; from 2001 till 2004 – Chief Expert, Advisor of Inspector-Auditing Department of the Finance Committee of Chita Region; from 2004 till 2006 – Advisor of the Internal Audit Department of the Economics and Finance Department of the Ministry of Transport of the Russian Federation.

4. **KALMAEV PAVEL SERGEEVITCH** – Deputy Chief of the Department of Property and Land Relations, of the RF Ministry of Economic Development. Born in 1983 in Moscow. In 2005 graduated from the Finance Academy under the Government of the Russian Federation. In 2002 to 2004 served in the position of Assistant Specialist, then Specialist of a department of "European Settlements Bank" Ltd.. In 2004 to 2007 served as I category Specialist, then Leading

Specialist, Consultant, Advisor of the Department of Property and Land Relations, Economics, Nature Management of the RF Ministry of Economic Development.

5. **MIKHEEBA ELENA ANDREEVNA** – Deputy Chief of State Policy in the Civil Aviation Department of the RF Ministry of Transport. Born in 1971. Graduated from the Moscow Institute of Land Survey, Aerophotography and Cartography with qualification "engineer – aerophotogeodesist". From 1993 till 1996 – Inspector of a Department, Expert of Subdivision of the Air Transport Department of the RF Ministry of Transport; from 1996 till 2000 – Leading Expert of CIS Department, Baltic Region and International Organizations, Deputy Chief of Protocol Department of the Federal Aviation Service of Air Transport of Russia. From 2000 till 2004 – Deputy Chief of Accreditations, Visas and Protocol Support GSGA of the Ministry of Transport of Russia.

6. **TARASOV ALEXSEY EVGENIEVITCH** – Deputy General Director, Chief of Legal Department of "National Reserves Corporation" Ltd.. Born in 1972 in Moscow. In 1994 graduated from International Law Faculty of the Moscow Institute of International Relations. From 1993 to 2000 served as Legal Advisor, Senior Legal Advisor, Deputy Chief and Chief of Legal Department of Joint Stock Bank "Conversbank". In 2000 to 2002 held positions of Department Chief, Chief of the Department of Funds and Credits Management for Investment Programs of Joint Stock Bank "INGOSSTRACH – Soyuz" and in 2002 to 2005 – Vice-President, Legal Advisor to the Chairman of the Executive Board of Joint Stock Bank of "National Reserves Bank.

7. **YAKIMETS MARGARITA VALERIEVNA** – Deputy Director – Chief of Operations and Economic Planning Service of JSC "Aeroflot". Born in 1973 in Moscow. In 1995 graduated from Moscow State Technical University of Civil Aviation with qualification of "management and planning on air transport". From 1995 to 2002 served in JSC "Aeroflot" in the position of I category Economist, Chief Specialist of the Department of Economic and Financial Planning, Deputy Director - Chief of Operations and Economic Planning Service of Economic and Financial Planning of JSC "Aeroflot".

All persons included in the above list has consented to be nominated for election to the Auditing Comission.

(82-4592)

CURRICULA VITAE OF NOMINEES TO THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

(Annual General Meeting of shareholders June 21, 2008)

1. **ANTONOV VLADIMIR NIKOLAEVITCH** – First Deputy General Director, Member of the Board of Directors of JSC "Aeroflot". Born in 1953 in Moscow. Has higher education – in 1975 graduated from Moscow Institute of Railway Transport Engineers, qualification "electrification of railway transport". In 1977 to 1995 served in Armed Forces. From 1995 – Deputy General Director of JSC "Aeroflot", economic and aviation security, later – Deputy General Director, aviation security; Deputy General Director, aviation and operational security.

2. **DANILITSKY ANATOLY ANTONOVITCH** – General Director of OOO "National Reserves Corporation", member of the Board of Directors of JSC "Aeroflot". Born in1974 in Moscow. In 1974 graduated from Moscow State Institute of International Relations with qualification "international economic relations". In 1974 to 1993 served in the Ministry of Foreign Affairs of the Russian Federation. In 1993 to 1995 – Director of Closed JSC "Russian Investments and Financial Company". From 1999 till present – a participant of the Council "National Investments council" (non-profit organization). In 1998 to 2000 – member of the Board of Directors of bank "Uraco Bank AG", Zurich, Switzerland. In 2001 – 2004 – Deputy, then First Deputy of the Chairman of the Executive Board of public JSC bank "National Reserve Bank". From 1999 till present – a participant of the Council "National Investments council" (non-profit organization).

3. **DUSHATIN LEONID ALEXSEEVITCH** – First Deputy General Director, OOO "National Reserve Corporation", member of the JSC "Aeroflot" Board of Directors. Born in 1960. Graduated from the Moscow Finance Institute with qualification "international currency and credit relations". From 19983 till 1990 worked in the Main Currency and Economics Department of the USSR Ministry of Finance. From 1992 till 1996 Manager on Commercial and Matters, Executive Director of JSC "Pergamos". From 1996 till 2004 – Vice-President – Chief of the Administration of Fuel and Energy Department, Member of the Executive Board JSC "National Reserve Bank".

4. **IVANOV VICTOR PETROVITCH** –Chairman of the Board of Directors of JSC "Aeroflot". Born in 1950 in Novgorod. Graduated from Leningrad Electrotechnic Institute of Communications named after Professor M.A.Bonch-Bruevitch with qualification "radio communications". After graduation, worked as an engineer in the Research and Production Corporation "Vector" in Leningrad. From 1977 – served in the State security agencies starting from the position of the officer of investigation department, District Administration of the USSR KGB for Leningrad District. In 1994-1996 – Chief of the City Hall Administration of Saint Petersburg, in 1996 to 1998 – General Director of ZAO "Teleplus", in 1998-1999 – Chief of a department of the Federal Security Service of Russia (FSS) and in 1999 to 2000 – Deputy Director – Chief of the Department of Economic Security of FSS of Russia. In 2000 to 2008 – Deputy Chief, Administration of the President of the Russian Federation, Assistant to the President of the Russian Federation,

5. **KOPEIKIN MIKHAIL YURIEVITCH** – Deputy Chief of the Administration of the Government of the Russian Federation, Member of the JSC "Aeroflot" Board of

Directors. Born 1954 in Moscow. Graduated from Moscow Institute of Management named after S.Orgonikidze. Doctor of Sciences. Professor. From 1976 till 1989 worked in the State Institute for Designing of Chemical Industry Plants and in 1989-1996 – in the State Planning Committee of the USSR (after reorganization – Ministry of Economic Development and Trade of the Russian Federation), later on – in the Ministry of Finance of the Russian Federation in senior management positions. From 1996 till 2003 – in the Administration of the Government of the Russian Federation in position of the Department of Economy and later – the Chief of the Department of Economics and Management of Property of the Administration of the RF Government.

6. **KOROL BORIS MIKHAILOVITCH** – Deputy Minister of Transport of the Russian Federation. Born in 1955 in village Pomorov, Volynskaya Region. In 1981 graduated from the Military Institute of Foreign Languages with qualification "jurisprudence". Laureate of the State award in the area of science and engineering. In 1974 to 2001 served in the USSR and RF Armed Forces. In 2001 to 2004 год – Deputy Minister of the Russian Federation on taxation and charges and from 2004 till 2006 – Deputy Chief of the Federal Taxation Service.

7. **KURZENKOV GENNADY KUZMITCH** – Chief of the Transport Area Monitoring Federal Service. Born in 1955 in Verkhny-Kutum settlement of Gorkovskaya Region. In 1978 graduated from Borisoglebsk Higher Military Aviation School, in 1989 – from Air Force Academy named after U.A.Gagarin, in 2001 – from Military Academy of the RF Armed Forces General Staff. Military officer having higher special military training of pilot-engineer, specialist in state management area. Before 2006 served in Armed Forces in various commanding positions and from 2000 till 2006 held the position of Deputy Chief of the Air Force Academy named after U.A.Gagarin.

8. **LEBEDEV ALEXANDER EVGENYEVITCH** – Chairman of the Board of Directors of "National Reserve Corporation" Company. Born in 1959 in Moscow. In 1982 graduated from Moscow State Institute of International Relations with qualification "International economic relations". Doctor of Economic Sciences. From 1982 till 1986 worked in the Institute of World Socialist System Economy. From 1993 till 1995 – Chairman of the Executive Board of JSC "Russian Investments and Finance Company" (RIFK) and from 1995 till 2003 – President, Chairman of the Executive Board of JSC "National Reserve Bank". From 2003 till 2007 – Delegate of the RF State Duma of the forth convocation, from January of 2004 till 2007 – Deputy Chairman of the State Duma Committee on the Commonwealth of Independent States Affairs and Relations with Fellow Countrymen. Form 2007 till now – Chairman of the Board of Directors of JSC "National Reserve Corporation".

9. **NIKITIN GLEB SERGEEVITCH** - Chief of the Administration of the Federal Agency of State Property Management, member of the Board of Directors of JSC "Aeroflot". Born in 1977 in Leningrad. In 1999 graduated from St. Petersburg University of Economics and Finances with qualification "finances and credit" and in 2004 – St. Petersburg State University with qualification "jurisprudence". From 1999 till 2004 - Leading Specialist, Chief of a department, Chief of the Administration of the Committee of City Property Management of St. Petersburg; from 2004 till 2007 – Chief of the Administration of the Federal Agency for Management of Federal Property.

10. **OKULOV VALERY MIKHAILOVITCH** – General Director of JSC "Aeroflot", member of JSC "Aeroflot" Board of Directors. Born in 1952 in Kirov. In 1975 graduated from the Academy of Civil Aviation with qualification "operation of air transport". Member of the Board of Governors of the International Air Transport Association

(IATA). Worked as navigator of An-24, An-12, Tu-154 aircraft, navigator – instructor of Tu-154 aircraft of Sverdlovsk joined air unit. From 1985 – in the Central Administration of International Air Communications (from 1992 JSC "Aeroflot") – worked in the positions of navigator of Tu-154, Il-86, An-124, Il-96 aircraft, leading navigator-tutor of the Flight Crew Training Center. From 1996 till 1997 – First Deputy General Director on organization and management of operations of JSC "Aeroflot".

11. **STRAZALKOVSKY VLADIMIR IGOREVITCH** – Chief of the Federal Agency for Tourism. Born in 1954 in Leningrad. In 1977 graduated from Leningrad Electrotechnical Institute with qualification "applied mathematics". From 1977 till 1980 worked as Engineer of Research and Development Institute of Command Instruments. From 1980 till 1991 – an officer of a KGB Administration for Leningrad District, and from 1991 till 1999 – General Director of JSC "Neva". From 1999 till 2000 – Deputy Minister of Economic Development and Trade of the Russian Federation.

12. **SHABLIN VLADIMIR NIKOLAEVITCH** – Senior Vice-President of AKB "National Reserve Bank", member of JSC "Aeroflot" Board of Directors. Born in 1951in Novgorod-Volynsky of Zitimir Region of Ukrainian SSR. Graduated from Leningrad Higher Engineering Marine School with qualification "engineer – marine navigator" Recurrent Education Institute of the Finance Academy of the Government of the Russian Federation with qualification of "banking business". Until 2003 served as Captain Mate of vessels on international routes, Senior Expert of joint stock office V/O "Sovfreight", Representative of the Ministry of Marin Fleet in Australia, Egypt and UAE, Deputy Managing Director of "Unicom Management ser-Viseas".

All persons included in the above list has consented to be nominated for election to the Board of Directors.

END